Exhibit 99.4

EXECUTION VERSION

ABL GUARANTEE AND COLLATERAL AGREEMENT

made by

UCI HOLDINGS LIMITED,

UCI INTERNATIONAL, LLC,

and certain Domestic Subsidiaries of Holdings,

in favor of

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH,

as Collateral Agent

Dated as of September 30, 2015

SECTION 8	NON-LENDER SECURED PARTIES	42
8.1	Rights to Collateral	42
8.2	Appointment of Agent	44
8.3	Waiver of Claims	44

SECTION 9	MISCELLANEOUS	44
9.1	Amendments in Writing	44
9.2	Notices	44
9.3	No Waiver by Course of Conduct; Cumulative Remedies	45
9.4	Enforcement Expenses; Indemnification	45
9.5	Successors and Assigns	46
9.6	Set-Off	46
9.7	Counterparts	46
9.8	Severability	46
9.9	Section Headings	46
9.10	Integration	47
9.11	GOVERNING LAW	47
9.12	Submission to Jurisdiction; Waivers	47
9.13	Acknowledgments	48
9.14	WAIVER OF JURY TRIAL	48
9.15	Additional Granting Parties	48
9.16	Releases	49
9.17	Transfer Tax Acknowledgment	51

SCHEDULES

Schedule 1	—	Notice Addresses of Guarantors
Schedule 2	—	Pledged Securities
Schedule 3	—	Perfection Matters
Schedule 4A	—	Financing Statements
Schedule 4B	—	Jurisdiction of Organization
Schedule 5	—	Intellectual Property
Schedule 6	—	Commercial Tort Claims
ANNEXES
Annex 1	—	Acknowledgment and Consent of Issuers who are not Granting Parties
Annex 2	—	Assumption Agreement
Annex 3	—	Supplemental Agreement

ABL GUARANTEE AND COLLATERAL AGREEMENT

ABL GUARANTEE AND COLLATERAL AGREEMENT, dated as of September 30, 2015, made by UCI HOLDINGS LIMITED, a New Zealand limited liability company (as further defined in the Credit Agreement, “Holdings”), UCI INTERNATIONAL, LLC, a Delaware limited liability company (as further defined in the Credit Agreement, the “Parent Borrower”) and certain Subsidiaries of Holdings from time to time party hereto, in favor of CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH, as collateral agent (in such capacity, and together with its successors and assigns in such capacity, the “Collateral Agent”) for the Secured Parties (as defined below).

W I T N E S S E T H:

WHEREAS, pursuant to that certain ABL Credit Agreement, dated as of the date hereof (as amended, amended and restated, waived, supplemented or otherwise modified from time to time, together with any agreement extending the maturity of, or restructuring, refunding, refinancing or increasing the Indebtedness under such agreement or any successor agreements, the “Credit Agreement”), among Holdings, UCI ACQUISITION HOLDINGS (NO. 1) CORP, a Delaware corporation (“Acquisition Holdings (No. 1)”), the Parent Borrower, the Subsidiary Borrowers, the Collateral Agent, CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH, as administrative agent (in such capacity, and together with its successors and assigns in such capacity, the “Administrative Agent”) for the banks and other financial institutions (collectively, the “Lenders”; individually, a “Lender”) from time to time parties thereto, the Issuing Lender and the other parties from time to time party thereto, the Lenders have severally agreed to make extensions of credit to the Borrowers upon the terms and subject to the conditions set forth therein;

WHEREAS, the Borrowers are members of an affiliated group of companies that includes Holdings, Acquisition Holdings (No. 1), the Parent Borrower, the Subsidiary Borrowers, the Parent Borrower’s other Domestic Subsidiaries that are party hereto and any other Domestic Subsidiary of Holdings that becomes a party hereto from time to time after the date hereof (it being understood that no Excluded Subsidiary shall be required to be or become a party hereto) (the Parent Borrower, Holdings and such Domestic Subsidiaries party hereto, collectively, the “Granting Parties”);

WHEREAS, the Borrowers and the other Granting Parties are engaged in related businesses, and each such Granting Party will derive substantial direct and indirect benefit from the making of the extensions of credit under the Credit Agreement; and

WHEREAS, it is a condition to the obligations of the Lenders to make their respective extensions of credit under the Credit Agreement that the Granting Parties shall execute and deliver this Agreement to the Collateral Agent for the benefit of the Secured Parties.

NOW, THEREFORE, in consideration of the premises and to induce the Administrative Agent and the Lenders to enter into the Credit Agreement and to induce the Lenders to make their respective extensions of credit to the Borrowers thereunder, and in consideration of the receipt of other valuable consideration (which receipt is hereby acknowledged), each Granting Party hereby agrees with the Administrative Agent and the Collateral Agent, for the benefit of the Secured Parties (as defined below), as follows:

SECTION 1 DEFINED TERMS

1.1 Definitions.

(a) Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement, and the following terms that are defined in the Code (as in effect on the date hereof) are used herein as so defined: Cash Proceeds, Chattel Paper, Commercial Tort Claims, Documents, Electronic Chattel Paper, Equipment, Farm Products, Fixtures, General Intangibles, Goods, Letter-of-Credit Rights, Money, Securities Accounts and Supporting Obligations.

(b) The following terms shall have the following meanings:

“ABL Priority Collateral”: as defined in the Credit Agreement.

“Accounts”: all accounts (as defined in the Code) of each Grantor, including, without limitation, all Accounts (as defined in the Credit Agreement) and Accounts Receivable of such Grantor.

“Accounts Receivable”: any right to payment, whether or not earned by performance, for goods sold, leased, licensed, assigned or otherwise disposed, or for services rendered or to be rendered, which is not evidenced by an instrument (as defined in the Code) or Chattel Paper.

“Adjusted Net Worth”: of any Guarantor at any time, the greater of (x) $0 and (y) the amount by which the fair saleable value of such Guarantor’s assets on the date of the respective payment hereunder exceeds its debts and other liabilities (including contingent liabilities, but without giving effect to any of its obligations under this Agreement or any other Loan Document, or pursuant to its guarantee with respect to any Indebtedness then outstanding under any Term Credit Agreement) on such date.

“Administrative Agent”: as defined in the recitals hereto.

“Agent”: any of the Administrative Agent, the Collateral Agent or any Term Collateral Agent, each with respect to the Obligations.

“Agreement”: this ABL Guarantee and Collateral Agreement, as the same may be amended, restated, supplemented, waived or otherwise modified from time to time.

“Applicable Law”: as defined in subsection 9.8.

“Bankruptcy Case”: (i) Holdings or any of its Subsidiaries commencing any case, proceeding or other action (A) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization, conservatorship or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts, or (B) seeking appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets, or Holdings, the Parent Borrower or any of their respective Subsidiaries making a general assignment for the benefit of its creditors; or (ii) there being commenced against Holdings, the Parent Borrower or any of their respective Subsidiaries any case, proceeding or other action of a nature referred to in clause (i) above which (A) results in the entry of an order for relief or any such adjudication or appointment or (B) remains undismissed, undischarged or unbonded for a period of 60 days.

“Bankruptcy Code”: title 11 of the United States Code entitled “Bankruptcy”, as now and hereafter in effect, or any successor statute.

“Borrower Obligations”: with respect to any Borrower or Borrowers, the collective reference to all obligations and liabilities, joint and several, of such Borrower or Borrowers in respect of the unpaid principal of and interest on (including, without limitation, interest and fees accruing after the maturity of the Loans, the Reimbursement Obligations and interest and fees accruing after (or that would accrue but for) the filing of any petition in bankruptcy, or the commencement of any insolvency, receivership, reorganization or like proceeding, relating to such Borrower or Borrowers, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding) the Loans, the Reimbursement Obligations and all other obligations and liabilities of such Borrower or Borrowers to the Secured Parties, whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, the Credit Agreement, the Letters of Credit, the Loans, this Agreement, the other Loan Documents, any Hedging Agreement entered into with any Hedging Party, any Bank Products Agreement entered into with any Bank Products Affiliate or any other document made, delivered or given in connection therewith, in each case whether on account of principal, interest, reimbursement obligations, amounts payable in connection with any such Bank Products Agreement or a termination of any transaction entered into pursuant to any such Hedging Agreement, fees, indemnities, costs, expenses or otherwise (including, without limitation, all reasonable fees, expenses and disbursements of counsel to the Administrative Agent or any other Secured Party that are required to be paid by any Borrower pursuant to the terms of the Credit Agreement or any other Loan Document). With respect to any Guarantor, if and to the extent, under the Commodity Exchange Act or any rule, regulation or order of the CFTC (or the application or official interpretation of any thereof), all or a portion of the guarantee of such Guarantor of, or the grant by such Guarantor of a security interest for, the obligation (the “Excluded Borrower Obligation”) to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of section 1a(47) of the Commodity Exchange Act (or the analogous term or section in any amended or successor statute) is or becomes illegal, the Borrower Obligations guaranteed by such Guarantor shall not include any such Excluded Borrower Obligation.

“CFTC”: the Commodity Futures Trading Commission or any successor to the Commodity Futures Trading Commission.

“Code”: the Uniform Commercial Code as from time to time in effect in the State of New York.

“Collateral”: as defined in Section 3; provided that, for purposes of Section 8, “Collateral” shall have the meaning assigned to such term in the Credit Agreement.

“Collateral Account Bank”: a bank which at all times is a Collateral Agent or a Lender or an affiliate thereof as selected by the relevant Grantor and consented to in writing by the Collateral Agent (such consent not to be unreasonably withheld or delayed).

“Collateral Agent”: as defined in the preamble hereto.

“Collateral Proceeds Account”: a non-interest bearing cash collateral account established and maintained by the relevant Grantor at an office of the Collateral Account Bank in the name, and in the sole dominion and control of, the Collateral Agent for the benefit of the Secured Parties.

“Collateral Representative”: (i) if no Intercreditor Agreement is then in effect, the Collateral Agent and (ii) if any Intercreditor Agreement is then in effect, the Person acting as representative for the Collateral Agent and the Secured Parties thereunder for the applicable purpose contemplated by this Agreement and the Credit Agreement.

“Commercial Tort Action”: any action, other than an action primarily seeking declaratory or injunctive relief with respect to claims asserted or expected to be asserted by Persons other than the Grantors, that is commenced by a Grantor in the courts of the United States of America, any state or territory thereof or any political subdivision of any such state or territory in which any Grantor seeks damages arising out of torts committed against it that would reasonably be expected to result in a damage award to it exceeding $5,000,000.

“Commodity Exchange Act”: the Commodity Exchange Act, as in effect from time to time, or any successor statute.

“Contracts”: with respect to any Grantor, all contracts, agreements, instruments and indentures in any form and portions thereof, to which such Grantor is a party or under which such Grantor or any property of such Grantor is subject, as the same may from time to time be amended, supplemented, waived or otherwise modified, including, without limitation, (i) all rights of such Grantor to receive moneys due and to become due to it thereunder or in connection therewith, (ii) all rights of such Grantor to damages arising thereunder and (iii) all rights of such Grantor to perform and to exercise all remedies thereunder.

“Copyright Licenses”: with respect to any Grantor, all United States written license agreements of such Grantor providing for the grant by or to such Grantor of any right under any United States copyright of such Grantor, other than agreements with any Person that is an Affiliate or a Subsidiary of the Parent Borrower or such Grantor, including, without limitation, any license agreements listed on Schedule 5, subject, in each case, to the terms of such license agreements, and the right to prepare for use or sale, sell and advertise for sale, all Inventory now or hereafter covered by such licenses.

“Copyrights”: with respect to any Grantor, all of such Grantor’s right, title and interest in and to all United States copyrights, whether or not the underlying works of authorship have been published or registered, all United States copyright registrations and copyright applications, including, without limitation, any copyright registrations and copyright applications listed on Schedule 5, and (i) all renewals thereof, (ii) all income, royalties, damages and payments now and hereafter due and/or payable with respect thereto, including, without limitation, payments under all licenses entered into in connection therewith, and damages and payments for past or future infringements thereof and (iii) the right to sue or otherwise recover for past, present and future infringements and misappropriations thereof.

“Credit Agreement”: as defined in the recitals hereto.

“Deposit Account”: any “deposit account” as such term is defined in the Code (as in effect on the date hereof), now or hereafter maintained by any Grantor, and, in any event, shall include, but shall not be limited to, all DDAs and Concentration Accounts.

“Excluded Assets”: as defined in subsection 3.3.

“Foreign Intellectual Property”: any right, title or interest in or to any copyrights, copyright licenses, patents, patent applications, patent licenses, trade secrets, trade secret licenses, trademarks, service marks, trademark and service mark applications, trade names, trade dress, trademark licenses, technology, know-how and processes or any other intellectual property governed by or arising or existing under, pursuant to or by virtue of the laws of any jurisdiction other than the United States.

“Granting Parties”: as defined in the recitals hereto.

“Grantor”: the Borrowers and each Domestic Subsidiary of Holdings that from time to time is a party hereto (it being understood that no Excluded Subsidiary shall be required to be or become a party hereto).

“Guarantor Obligations”: with respect to any Guarantor, the collective reference to (i) the Borrower Obligations guaranteed by such Guarantor pursuant to Section 2 and (ii) all obligations and liabilities of such Guarantor that may arise under or in connection with this Agreement or any other Loan Document to which such Guarantor is a party, any Hedging Agreement entered into with any Hedging Party, any Bank Products Agreement entered into with any Bank Products Affiliate or any other document made, delivered or given in connection therewith, in each case whether on account of guarantee obligations, reimbursement obligations, fees, indemnities, costs, expenses or otherwise (including, without limitation, all reasonable fees and disbursements of counsel to the Administrative Agent, to the Other Representatives or to any Secured Parties that are required to be paid by such Guarantor pursuant to the terms of this Agreement or any other Loan Document and interest and fees accruing after (or that would accrue but for) the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization or like proceeding, relating to such Guarantor, whether or not a claim for post-filing or post-petition interest or fees is allowed in such proceeding). With respect to any Guarantor, if and to the extent, under the Commodity Exchange Act or any rule, regulation or order of the CFTC (or the application or official interpretation of any thereof), all or a portion of the guarantee of such Guarantor of, or the grant by such Guarantor of a security interest for, the obligation (together with the Excluded Borrower Obligation, the “Excluded Obligation”) to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of section 1a(47) of the Commodity Exchange Act (or the analogous term or section in any amended or successor statute) is or becomes illegal, the Guarantor Obligations of such Guarantor shall not include any such Excluded Obligation.

“Guarantors”: the collective reference to each Granting Party (other than, with respect to the Borrower Obligations of a Borrower, such Borrower). Any Subsidiary Borrower that ceases to be a Borrower in accordance with the Credit Agreement shall become a Guarantor (subject to subsection 2.1(d)).

“Holdings”: as defined in the preamble hereto.

“Instruments”: as defined in the Code but excluding Pledged Securities.

“Intellectual Property”: with respect to any Grantor, the collective reference to such Grantor’s Copyrights, Copyright Licenses, Patents, Patent Licenses, Trade Secrets, Trade Secret Licenses, Trademarks and Trademark Licenses.

“Intercompany Note”: (i) with respect to any Grantor, any promissory note in a principal amount in excess of $5,000,000 evidencing loans made by such Grantor to Holdings or any of its Restricted Subsidiaries and (ii) with respect to Holdings, any promissory note in a principal amount in excess of $5,000,000 evidencing loans made by Holdings to any Domestic Subsidiary.

“Inventory”: with respect to any Grantor, all inventory (as defined in the Code) of such Grantor, including, without limitation, all Inventory (as defined in the Credit Agreement) of such Grantor.

“Investment Property”: the collective reference to (i) all “investment property” as such term is defined in Section 9-102(a)(49) of the Uniform Commercial Code in effect in the State of New York on the date hereof (other than (a) voting Capital Stock (within the meaning of Treasury Regulations section 1.956-2(c)(2), and including for these purposes any investment deemed to be equity for United States tax purposes) of any Foreign Subsidiary in excess of 65% of any series of such stock and (b) Capital Stock excluded from the definition of “Pledged Stock” (other than pursuant to clause (vii) of the proviso thereto) and (ii) whether or not constituting “investment property” as so defined, all Pledged Securities.

“IP Security Agreement”: as defined in subsection 7.3(b).

“IRC”: the Internal Revenue Code of 1986, as amended from time to time.

“Issuers”: the collective reference to issuers of Pledged Stock, including (as of the Closing Date) the Persons identified on Schedule 2 as the issuers of Pledged Stock, together with any successors to such companies (including, without limitation, any successors contemplated by subsection 8.3 of the Credit Agreement).

“Lender”: as defined in the recitals hereto.

“Margin Stock”: as defined in Regulation U.

“New Zealand Security Deeds”: the collective reference to (i) the New Zealand law-governed General Security Deed made by Holdings in favor of the Collateral Agent dated as of the date hereof, (ii) the New Zealand law-governed Specific Security Deed made by Holdings in favor of the Collateral Agent dated the date hereof and (iii) any other security documents governed by the law of the jurisdiction of organization of Holdings as may be entered into by Holdings in favor of the Collateral Agent in accordance with this Agreement and the deeds described in the preceding clauses (i) and (ii).

“Non-Lender Secured Parties”: the collective reference to all Persons that are Bank Products Affiliates or Hedging Affiliates and their respective successors and assigns and their permitted transferees and endorsees. For the avoidance of doubt, each reference to a “Non-Lender Secured Party” contained herein shall be a reference to such Person solely in its capacity as a Bank Products Affiliate and/or Hedging Affiliate, as applicable, and shall not apply to any other capacity pursuant to which such Person is, or becomes, a Secured Party hereunder.

“Obligations”: (i) in the case of each Borrower, its Borrower Obligations and (ii) in the case of each Guarantor, the Guarantor Obligations of such Guarantor.

“Parent Borrower”: as defined in the preamble hereto.

“Patent Licenses”: with respect to any Grantor, all United States written license agreements of such Grantor providing for the grant by or to such Grantor of any right under any United States patent, patent application or patentable invention, other than agreements with any Person that is an Affiliate or a Subsidiary of the Parent Borrower or such Grantor, including, without limitation, the license agreements listed on Schedule 5, subject, in each case, to the terms of such license agreements, and the right to prepare for use or sale, sell and advertise for sale, all Inventory now or hereafter covered by such licenses.

“Patents”: with respect to any Grantor, all of such Grantor’s right, title and interest in and to all United States patents, patent applications and patentable inventions and all reissues and extensions thereof, including, without limitation, all patents and patent applications identified in Schedule 5, and including, without limitation, (i) all inventions and improvements described and claimed therein, (ii) the right to sue or otherwise recover for any and all past, present and future infringements and misappropriations thereof, (iii) all income, royalties, damages and other payments now and hereafter due and/or payable with respect thereto (including, without limitation, payments under all licenses entered into in connection therewith, and damages and payments for past, present or future infringements thereof), and (iv) all other rights corresponding thereto in the United States and all reissues, divisions, continuations, continuations-in-part, reexaminations, supplemental reexaminations, substitutes, renewals, and extensions thereof, all improvements thereon, and all other rights of any kind whatsoever of such Grantor accruing thereunder or pertaining thereto.

“Pledged Collateral”: as to any Pledgor, the Pledged Securities now owned or at any time hereafter acquired by such Pledgor, and any Proceeds thereof.

“Pledged Notes”: with respect to any Pledgor, all Intercompany Notes at any time issued to, or held or owned by, such Pledgor.

“Pledged Securities”: the collective reference to the Pledged Notes and the Pledged Stock.

“Pledged Stock”: with respect to any Pledgor other than Holdings, the shares of Capital Stock listed on Schedule 2 as held by such Pledgor, together with any other shares of Capital Stock of any Subsidiary of such Pledgor required to be pledged by such Pledgor pursuant to subsection 7.9 of the Credit Agreement, as well as any other shares, stock certificates, options or rights of any nature whatsoever in respect of any Capital Stock of any Issuer that may be issued or granted to, or held by, such Pledgor while this Agreement is in effect and, with respect to Holdings, the shares of Capital Stock of Acquisition Holdings (No. 1) or any other Domestic Subsidiary, as well as any other shares, stock certificates, options or rights of any nature whatsoever in respect of the Capital Stock of Acquisition Holdings (No. 1) or any other Domestic Subsidiary that may be issued or granted to, or held by, Holdings while this Agreement is in effect, in each case, unless and until such time as the respective pledge of such Capital Stock under this Agreement is released in accordance with the terms hereof and of the Credit Agreement; provided that in no event shall there be pledged, nor shall any Pledgor be required to pledge, directly or indirectly, (i) more than 65% of any series of the voting Capital Stock (within the meaning of Treasury Regulations section 1.956-2(c)(2), and including for these purposes any investment deemed to be equity for United States tax purposes) of any Foreign Subsidiary, (ii) any Capital Stock of a Subsidiary of any Foreign Subsidiary, (iii) de minimis shares of a Foreign Subsidiary held by any Pledgor as a nominee or in a similar capacity, (iv) any Capital Stock of any Unrestricted Subsidiary, (v) any Capital Stock of any Captive Insurance Subsidiary (or Capital Stock of any Subsidiary of such Capital Insurance Subsidiary), (vi) any Margin Stock, and (vii) any Capital Stock of any Excluded Subsidiary (other than, but without limiting clause (i) above, a Subsidiary described in clause (g), (h), (i), (j) or (k) of the definition thereof (it being understood that, for the avoidance of doubt, Capital Stock of a Subsidiary described in clause (g), (h) or (k) of the definition thereof shall not constitute Pledged Stock to the extent that such Capital Stock constitutes an Excluded Asset pursuant to subsection 3.3(j)).

“Pledgor”: Holdings (with respect to the Pledged Collateral of Holdings) and each other Granting Party (with respect to Pledged Securities held by such Granting Party and all other Pledged Collateral of such Granting Party).

“Proceeds”: all “proceeds” as such term is defined in Section 9-102(a)(64) of the Uniform Commercial Code in effect in the State of New York on the date hereof and, in any event, Proceeds of Pledged Securities shall include, without limitation, all dividends or other income from the Pledged Securities, collections thereon or distributions or payments with respect thereto.

“Restrictive Agreements”: as defined in subsection 3.3(a).

“Secured Parties”: the collective reference to (i) the Administrative Agent, the Collateral Agent, each Other Representative and each Indemnitee, (ii) the Lenders (including without limitation the Issuing Lenders), (iii) the Non-Lender Secured Parties and (iv) the respective successors and assigns and the permitted transferees and endorsees of each of the foregoing.

“Security Collateral”: with respect to any Granting Party, collectively, the Collateral (if any) and the Pledged Collateral (if any) of such Granting Party.

“Specified Asset”: as defined in subsection 4.2.2.

“Term Collateral Agent”: as defined in subsection 3.4.

“Term Credit Agreement”: as defined in subsection 3.4.

“Term Loan Collateral Obligations”: as defined in subsection 3.4.

“Term Loan Priority Collateral”: as defined in the Credit Agreement.

“Term Loan Priority Collateral Documents”: as defined in subsection 3.4.

“Trade Secret Licenses”: with respect to any Grantor, all United States written license agreements of such Grantor providing for the grant by or to such Grantor of any right under any United States trade secrets, including, without limitation, know how, processes, formulae, compositions, designs, and confidential business and technical information, and all rights of any kind whatsoever accruing thereunder or pertaining thereto, other than agreements with any Person that is an Affiliate or a Subsidiary of the Parent Borrower or such Grantor, subject, in each case, to the terms of such license agreements, and the right to prepare for use or sale, sell and advertise for sale, all Inventory now or hereafter covered by such licenses.

“Trade Secrets”: with respect to any Grantor, all of such Grantor’s right, title and interest in and to all United States trade secrets, including, without limitation, know-how, processes, formulae, compositions, designs, and confidential business and technical information, and all rights of any kind whatsoever accruing thereunder or pertaining thereto, including, without limitation, (i) all income, royalties, damages and payments now and hereafter due and/or payable with respect thereto, including, without limitation, payments under all licenses, non-disclosure agreements and memoranda of understanding entered into in connection therewith, and damages and payments for past or future misappropriations thereof, and (ii) the right to sue or otherwise recover for past, present or future misappropriations thereof.

“Trademark Licenses”: with respect to any Grantor, all United States written license agreements of such Grantor providing for the grant by or to such Grantor of any right under any United States trademarks, service marks, trade names, trade dress or other indicia of trade origin or business identifiers, other than agreements with any Person that is an Affiliate or a Subsidiary of the Parent Borrower or such Grantor, including, without limitation, the license agreements listed on Schedule 5, subject, in each case, to the terms of such license agreements, and the right to prepare for use or sale, sell and advertise for sale, all Inventory now or hereafter covered by such licenses.

“Trademarks”: with respect to any Grantor, all of such Grantor’s right, title and interest in and to all United States trademarks, service marks, trade names, trade dress or other indicia of trade origin or business identifiers, trademark and service mark registrations, and applications for trademark or service mark registrations (except for “intent to use” applications for trademark or service mark registrations filed pursuant to Section 1(b) of the Lanham Act, 15 U.S.C. § 1051,

unless and until an Amendment to Allege Use or a Statement of Use under Sections 1(c) and 1(d) of said Act has been filed and accepted), and any renewals thereof, including, without limitation, each registration and application identified in Schedule 5, and including, without limitation, (i) the right to sue or otherwise recover for any and all past, present and future infringements or dilutions thereof, (ii) all income, royalties, damages and other payments now and hereafter due and/or payable with respect thereto (including, without limitation, payments under all licenses entered into in connection therewith, and damages and payments for past or future infringements thereof), and (iii) all other rights corresponding thereto in the United States and all other rights of any kind whatsoever of such Grantor accruing thereunder or pertaining thereto in the United States, together in each case with the goodwill of the business connected with the use of, and symbolized by, each such trademark, service mark, trade name, trade dress or other indicia of trade origin or business identifiers.

“Vehicles”: all cars, trucks, trailers, construction and earth moving equipment and other vehicles covered by a certificate of title law of any state and all tires and other appurtenances to any of the foregoing.

1.2 Other Definitional Provisions.

(a) The words “hereof”, “herein”, “hereto” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section, Schedule and Annex references are to this Agreement unless otherwise specified. The words “include”, “includes”, and “including” shall be deemed to be followed by the phrase “without limitation”.

(b) The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms.

(c) Where the context requires, terms relating to the Collateral, Pledged Collateral or Security Collateral, or any part thereof, when used in relation to a Granting Party shall refer to such Granting Party’s Collateral, Pledged Collateral or Security Collateral or the relevant part thereof.

(d) All references in this Agreement to any of the property described in the definition of the term “Collateral” or “Pledged Collateral”, or to any Proceeds thereof, shall be deemed to be references thereto only to the extent the same constitute Collateral or Pledged Collateral, respectively.

(e) Unless the context otherwise requires, all references in this Agreement to the “United States” shall include references to any state, territory or dependency thereof that has adopted the Uniform Commercial Code and the District of Columbia.

SECTION 2 GUARANTEE

2.1 Guarantee.

(a) Each of the Guarantors hereby, jointly and severally, unconditionally and irrevocably, as a primary obligor and not merely as surety, guarantees to the Administrative

Agent, for the benefit of the Secured Parties, the prompt and complete payment and performance by each Borrower when due and payable (whether at the stated maturity, by acceleration or otherwise) of the Borrower Obligations of such Borrower owed to the Secured Parties.

(b) Anything herein or in any other Loan Document to the contrary notwithstanding, the maximum liability of each Guarantor hereunder and under the other Loan Documents shall in no event exceed the amount that can be guaranteed by such Guarantor under applicable law, including applicable federal and state laws relating to the insolvency of debtors; provided that, to the maximum extent permitted under applicable law, it is the intent of the parties hereto that the rights of contribution of each Guarantor provided in subsection 2.2 be included as an asset of the respective Guarantor in determining the maximum liability of such Guarantor hereunder.

(c) Each Guarantor agrees that the Borrower Obligations guaranteed by it hereunder may at any time and from time to time exceed the amount of the liability of such Guarantor hereunder without impairing the guarantee contained in this Section 2 or affecting the rights and remedies of the Administrative Agent or any other Secured Party hereunder.

(d) The guarantee contained in this Section 2 shall remain in full force and effect until the earliest to occur of (i) the first date on which all the Loans, any Reimbursement Obligations, all other Borrower Obligations then due and owing, and the obligations of each Guarantor under the guarantee contained in this Section 2 then due and owing shall have been satisfied by payment in full in cash, no Letter of Credit shall be outstanding (except for Letters of Credit that have been cash collateralized or otherwise provided for in a manner reasonably satisfactory to the Administrative Agent) and the Commitments shall be terminated, notwithstanding that from time to time during the term of the Credit Agreement any of the Borrowers may be free from any Borrower Obligations, (ii) as to any Guarantor, a sale or other disposition of all the Capital Stock of such Guarantor (other than to a Borrower or a Subsidiary Guarantor), or, if such Guarantor is a Subsidiary Guarantor, any other transaction or occurrence as a result of which such Guarantor ceases to be a Restricted Subsidiary of the Borrower, in each case that is permitted under the Credit Agreement and (iii) as to any Guarantor, such Guarantor becoming a Borrower or an Excluded Subsidiary.

(e) No payment made by any Borrower, any of the Guarantors, any other guarantor or any other Person or received or collected by the Administrative Agent or any other Secured Party from any of the Borrowers, any of the Guarantors, any other guarantor or any other Person by virtue of any action or proceeding or any set-off or appropriation or application at any time or from time to time in reduction of or in payment of any of the Borrower Obligations shall be deemed to modify, reduce, release or otherwise affect the liability of any Guarantor hereunder which shall, notwithstanding any such payment (other than any payment made by such Guarantor in respect of the Borrower Obligations or any payment received or collected from such Guarantor in respect of any of the Borrower Obligations), remain liable for the Borrower Obligations of each Borrower guaranteed by it hereunder up to the maximum liability of such Guarantor hereunder until the earliest to occur of (i) the first date on which all the Loans, any Reimbursement Obligations and all other Borrower Obligations then due and owing, are paid in full in cash, no Letter of Credit shall be outstanding (except for Letters of Credit that have been cash collateralized or otherwise provided for in a manner reasonably satisfactory to the Administrative Agent) and the Commitments are terminated, (ii) as to any Guarantor, a sale or other disposition of all the Capital Stock of such Guarantor (other than to the Parent Borrower or a Subsidiary Guarantor), or, if such Guarantor is a Subsidiary Guarantor, any other transaction or occurrence as a result of which such Guarantor ceases to be a Restricted Subsidiary of the Borrower, in each case that is permitted under the Credit Agreement and (iii) as to any Guarantor, such Guarantor becoming an Excluded Subsidiary.

2.2 Right of Contribution. Each Guarantor hereby agrees that to the extent that a Guarantor shall have paid more than its proportionate share (based, to the maximum extent permitted by law, on the respective Adjusted Net Worths of the Guarantors on the date the respective payment is made) of any payment made hereunder, such Guarantor shall be entitled to seek and receive contribution from and against any other Guarantor hereunder that has not paid its proportionate share of such payment. Each Guarantor’s right of contribution shall be subject to the terms and conditions of subsection 2.3. The provisions of this subsection 2.2 shall in no respect limit the obligations and liabilities of any Guarantor to the Administrative Agent and the other Secured Parties, and each Guarantor shall remain liable to the Administrative Agent and the other Secured Parties for the full amount guaranteed by such Guarantor hereunder.

2.3 No Subrogation. Notwithstanding any payment made by any Guarantor hereunder or any set-off or application of funds of any Guarantor by the Collateral Agent or any other Secured Party, no Guarantor shall be entitled to be subrogated to any of the rights of the Collateral Agent or any other Secured Party against any Borrower or any other Guarantor or any collateral security or guarantee or right of offset held by the Collateral Agent or any other Secured Party for the payment of the Borrower Obligations, nor shall any Guarantor seek or be entitled to seek any contribution or reimbursement from any Borrower or any other Guarantor in respect of payments made by such Guarantor hereunder, until all amounts owing to the Collateral Agent and the other Secured Parties by the Borrowers on account of the Borrower Obligations are paid in full in cash, no Letter of Credit shall be outstanding (except for Letters of Credit that have been cash collateralized or otherwise provided for in a manner reasonably satisfactory to the Administrative Agent) and the Commitments are terminated. If any amount shall be paid to any Guarantor on account of such subrogation rights at any time when all of the Borrower Obligations shall not have been paid in full in cash, any Letter of Credit shall remain outstanding (and shall not have been cash collateralized or otherwise provided for in a manner reasonably satisfactory to the Administrative Agent) or any of the Commitments shall remain in effect, such amount shall be held by such Guarantor in trust for the Collateral Agent and the other Secured Parties, segregated from other funds of such Guarantor, and shall, forthwith upon receipt by such Guarantor, be turned over to the Collateral Agent in the exact form received by such Guarantor (duly indorsed by such Guarantor to the Collateral Agent, if required), to be held as collateral security for all of the Borrower Obligations (whether matured or unmatured) guaranteed by such Guarantor and/or then or at any time thereafter may be applied against any Borrower Obligations, whether matured or unmatured, in such order as the Collateral Agent may determine.

2.4 Amendments, etc. with respect to the Obligations. To the maximum extent permitted by law, each Guarantor shall remain obligated hereunder notwithstanding that, without any reservation of rights against any Guarantor and without notice to or further assent by any Guarantor, any demand for payment of any of the Borrower Obligations made by the Collateral Agent, the Administrative Agent or any other Secured Party may be rescinded by the Collateral

Agent, the Administrative Agent or such other Secured Party and any of the Borrower Obligations continued, and the Borrower Obligations, or the liability of any other Person upon or for any part thereof, or any collateral security or guarantee therefor or right of offset with respect thereto, may, from time to time, in whole or in part, be renewed, extended, amended, waived, modified, accelerated, compromised, subordinated, waived, surrendered or released by the Collateral Agent, the Administrative Agent or any other Secured Party, and the Credit Agreement and the other Loan Documents and any other documents executed and delivered in connection therewith may be amended, waived, modified, supplemented or terminated, in whole or in part, as the Collateral Agent or the Administrative Agent (or the Required Lenders or the applicable Lender(s), as the case may be) may deem advisable from time to time, and any collateral security, guarantee or right of offset at any time held by the Collateral Agent, the Administrative Agent or any other Secured Party for the payment of any of the Borrower Obligations may be sold, exchanged, waived, surrendered or released. None of the Collateral Agent, the Administrative Agent nor any other Secured Party shall have any obligation to protect, secure, perfect or insure any Lien at any time held by it as security for any of the Borrower Obligations or for the guarantee contained in this Section 2 or any property subject thereto, except to the extent required by applicable law.

2.5 Guarantee Absolute and Unconditional. Each Guarantor waives, to the maximum extent permitted by applicable law, any and all notice of the creation, renewal, extension, amendment or accrual of any of the Borrower Obligations and notice of or proof of reliance by the Collateral Agent, the Administrative Agent or any other Secured Party upon the guarantee contained in this Section 2 or acceptance of the guarantee contained in this Section 2; each of the Borrower Obligations, and any obligation contained therein, shall conclusively be deemed to have been created, contracted or incurred, or renewed, extended, amended or waived, in reliance upon the guarantee contained in this Section 2; and all dealings between any of the Borrowers and any of the Guarantors, on the one hand, and the Collateral Agent, the Administrative Agent and the other Secured Parties, on the other hand, likewise shall be conclusively presumed to have been had or consummated in reliance upon the guarantee contained in this Section 2. Each Guarantor waives, to the maximum extent permitted by applicable law, diligence, presentment, protest, demand for payment and notice of default or nonpayment to or upon any Borrower or any of the other Guarantors with respect to any of the Borrower Obligations. Each Guarantor understands and agrees, to the extent permitted by law, that the guarantee contained in this Section 2 shall be construed as a continuing, absolute and unconditional guarantee of payment when due (whether or not any bankruptcy, insolvency, receivership or other similar proceeding shall have stayed the accrual or collection of any of the Secured Obligations or operated as a discharge thereof) and not merely of collection. Each Guarantor hereby waives, to the maximum extent permitted by applicable law, any and all defenses (other than any claim alleging breach of a contractual provision of any of the Loan Documents) that it may have arising out of or in connection with any and all of the following: (a) the validity or enforceability of the Credit Agreement or any other Loan Document, any of the Borrower Obligations or any other collateral security therefor or guarantee or right of offset with respect thereto at any time or from time to time held by the Collateral Agent, the Administrative Agent or any other Secured Party, (b) any defense, set-off or counterclaim (other than a defense of payment or performance) that may at any time be available to or be asserted by any of the Borrowers against the Collateral Agent, the Administrative Agent or any other Secured Party, (c) any change in the time, place, manner or place of payment, amendment, or waiver or increase in any of the Obligations, (d) any exchange, non-perfection, taking, or release of Security Collateral, (e) any change in the structure or existence of any of the Borrowers, (f) any application of Security Collateral to any of the Obligations, (g) any law, regulation or order of any jurisdiction, or any other event, affecting any term of any Obligation or the rights of the Collateral Agent, the Administrative Agent or any other Secured Party with respect thereto, including, without limitation: (i) the application of any such law, regulation, decree or order, including any prior approval, which would prevent the exchange of any currency (other than Dollars) for Dollars or the remittance of funds outside of such jurisdiction or the unavailability of Dollars in any legal exchange market in such jurisdiction in accordance with normal commercial practice, (ii) a declaration of banking moratorium or any suspension of payments by banks in such jurisdiction or the imposition by such jurisdiction or any Governmental Authority thereof of any moratorium on, the required rescheduling or restructuring of, or required approval of payments on, any indebtedness in such jurisdiction, (iii) any expropriation, confiscation, nationalization or requisition by such country or any Governmental Authority that directly or indirectly deprives any Borrower of any assets or their use, or of the ability to operate their business or a material part thereof, or (iv) any war (whether or not declared), insurrection, revolution, hostile act, civil strife or similar events occurring in such jurisdiction which has the same effect as the events described in clause (i), (ii) or (iii) above (in each of the cases contemplated in clauses (i) through (iv) above, to the extent occurring or existing on or at any time after the date of this Agreement), or (h) any other circumstance whatsoever (other than payment in full in cash of the Borrower Obligations guaranteed by it hereunder) (with or without notice to or knowledge of such Borrower or such Guarantor) that constitutes, or might be construed to constitute, an equitable or legal discharge of any of the Borrowers for the Borrower Obligations, or of such Guarantor under the guarantee contained in this Section 2, in bankruptcy or in any other instance. When making any demand hereunder or otherwise pursuing its rights and remedies hereunder against any Guarantor, the Collateral Agent, the Administrative Agent and any other Secured Party may, but shall be under no obligation to, make a similar demand on or otherwise pursue such rights and remedies as it may have against any of the Borrowers, any other Guarantor or any other Person or against any collateral security or guarantee for the Borrower Obligations guaranteed by such Guarantor hereunder or any right of offset with respect thereto, and any failure by the Collateral Agent, the Administrative Agent or any other Secured Party to make any such demand, to pursue such other rights or remedies or to collect any payments from the Borrower, any other Guarantor or any other Person or to realize upon any such collateral security or guarantee or to exercise any such right of offset, or any release of the Borrower, any other Guarantor or any other Person or any such collateral security, guarantee or right of offset, shall not relieve any Guarantor of any obligation or liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of law, of the Collateral Agent, the Administrative Agent or any other Secured Party against any Guarantor. For the purposes hereof “demand” shall include the commencement and continuance of any legal proceedings.

2.6 Reinstatement. The guarantee of any Guarantor contained in this Section 2 shall continue to be effective, or be reinstated, as the case may be, if at any time payment, or any part thereof, of any of the Borrower Obligations guaranteed by such Guarantor hereunder is rescinded or must otherwise be restored or returned by the Collateral Agent, the Administrative Agent or any other Secured Party upon the insolvency, bankruptcy, dissolution, liquidation or reorganization of any Borrower or any Guarantor, or upon or as a result of the appointment of a receiver, intervenor or conservator of, or trustee or similar officer for, any Borrower or any Guarantor or any substantial part of its property, or otherwise, all as though such payments had not been made.

2.7 Payments. Each Guarantor hereby guarantees that payments hereunder will be paid to the Administrative Agent without set-off or counterclaim, in Dollars (or in the case of any amount required to be paid in any other currency pursuant to the requirements of the Credit Agreement or other agreement relating to the respective Obligations, such other currency), at the Administrative Agent’s office specified in subsection 11.2 of the Credit Agreement or such other address as may be designated in writing by the Administrative Agent to such Guarantor from time to time in accordance with subsection 11.2 of the Credit Agreement.

SECTION 3 GRANT OF SECURITY INTEREST

3.1 Grant. Each Grantor hereby grants, subject to existing licenses to use the Copyrights, Patents, Trademarks and Trade Secrets granted by such Grantor in the ordinary course of business, to the Collateral Agent, for the benefit of the Secured Parties, a security interest in all of the Collateral of such Grantor, as collateral security for the prompt and complete payment and performance when due (whether at the stated maturity, by acceleration or otherwise) of the Obligations of such Grantor, except as provided in subsection 3.3. The term “Collateral”, as to any Grantor, means the following property (wherever located) now owned or at any time hereafter acquired by such Grantor or in which such Grantor now has or at any time in the future may acquire any right, title or interest, except as provided in subsection 3.3:

(a) all Accounts;

(b) all Chattel Paper;

(c) all Contracts;

(d) all Documents;

(e) all Equipment and Goods;

(f) all General Intangibles;

(g) all Instruments;

(h) all Intellectual Property;

(i) all Inventory;

(j) all Money (including all Cash);

(k) all Cash Equivalents (as defined in the Credit Agreement);

(l) all Deposit Accounts and all Securities Accounts;

(m) all Investment Property;

(n) all Letter-of-Credit Rights;

(o) all Fixtures;

(p) all Supporting Obligations;

(q) all Commercial Tort Claims constituting Commercial Tort Actions described in Schedule 6 (together with any Commercial Tort Actions subject to a further writing provided in accordance with subsection 5.2.12);

(r) all books and records pertaining to any of the foregoing;

(s) the Collateral Proceeds Account; and

(t) to the extent not otherwise included, all Proceeds and products of any and all of the foregoing and all collateral security and guarantees given by any Person with respect to any of the foregoing;

provided that, in the case of each Grantor, Collateral shall not include (i) any Pledged Securities or (ii) any property or assets described in the proviso to the definition of Pledged Stock.

3.2 Pledged Collateral. Each Granting Party that is a Pledgor, hereby grants to the Collateral Agent, for the benefit of the Secured Parties, a security interest in all of the Pledged Collateral of such Pledgor now owned or at any time hereafter acquired by such Pledgor, and any Proceeds thereof, as collateral security for the prompt and complete payment and performance when due (whether at the stated maturity, by acceleration or otherwise) of the Obligations of such Pledgor, except as provided in subsection 3.3.

3.3 Certain Exceptions. No security interest is or will be granted pursuant to this Agreement or any other Security Document in any right, title or interest of any Granting Party under or in, and “Collateral” and “Pledged Collateral” shall not include the following (collectively, the “Excluded Assets”):

(a) any Instruments, Contracts, Chattel Paper, General Intangibles, Copyright Licenses, Patent Licenses, Trademark Licenses, Trade Secret Licenses or other contracts or agreements with or issued by Persons other than Holdings, a Subsidiary of Holdings or the Parent Borrower or an Affiliate of any of the foregoing (collectively, “Restrictive Agreements”) that would otherwise be included in the Security Collateral (and such Restrictive Agreements shall not be deemed to constitute part of the Security Collateral for so long as, and to the extent that, the granting of such a security interest pursuant hereto would result in a breach, default or termination of such Restrictive Agreements, in each case, except to the extent that, pursuant to the Code (including applicable anti-assignment provisions) and other applicable law, the granting of security interests therein can be made without resulting in a breach, default or termination of such Restrictive Agreements);

(b) any Equipment or other property that would otherwise be included in the Security Collateral (and such Equipment or other property shall not be deemed to constitute a part of the Security Collateral) if such Equipment or other property (x) is subject to a Lien described in subsection 8.2(h) of the Credit Agreement (with respect to Purchase Money Obligations or Capitalized Lease Obligations) or 8.2(o) of the Credit Agreement (with respect to such Liens described in such subsection 8.2(h) of the Credit Agreement) (but in each case only for so long as such Liens are in place); or (y) is subject to any Lien in respect of Hedging Obligations (as defined in the Credit Agreement, but excluding any Hedging Obligations secured under (A) any Security Document or (B) any Term Loan Priority Collateral Document) permitted by subsection 8.2(h) of the Credit Agreement (but only for so long as such Liens are in place), and such property consists solely of (i) cash, Cash Equivalents or Temporary Cash Investments, together with proceeds, dividends and distributions in respect thereof, (ii) assets relating to such proceeds, dividends or distributions, and/or (iii) any other assets consisting of, relating to or arising under or in connection with (1) such Hedging Obligations or (2) any other agreements, instruments or documents related to any such Hedging Obligations or to any of the assets referred to in any of subclauses (i) through (iii) of this subclause (y);

(c) any property (and/or related rights and/or assets) that (A) would otherwise be included in the Security Collateral (and such property (and/or related rights and/or assets) shall not be deemed to constitute a part of the Security Collateral) if such property (x) has been sold or otherwise transferred in connection with (i) a Special Purpose Financing in accordance with the Credit Agreement, (ii) a Sale and Leaseback Transaction the proceeds of which are applied pursuant to terms of any Term Credit Agreement, or (iii) an Exempt Sale and Leaseback Transaction, or (y) constitutes the Proceeds or products of any property that has been sold or otherwise transferred pursuant to such Special Purpose Financing, Sale and Leaseback Transaction or Exempt Sale and Leaseback Transaction (other than any payments received by such Granting Party in payment for the sale and transfer of such property in such Special Purpose Financing, Sale and Leaseback Transaction or Exempt Sale and Leaseback Transaction) or (B) is subject to any Liens securing Indebtedness incurred in compliance with subsection 8.1(b)(ix) of the Credit Agreement, or Liens permitted under subsection 8.2(m)(v) or 8.2(p)(xii) of the Credit Agreement;

(d) Capital Stock (including for these purposes any investment deemed to be Capital Stock for United States tax purposes) which is described in the proviso to the definition of Pledged Stock;

(e) any interest in leased real property (including Fixtures related thereto) (and there shall be no requirement to deliver landlord lien waivers, estoppels or collateral access letters);

(f) any fee interest in owned real property (including Fixtures related thereto) if the fair market value of such fee interest is less than $10,000,000 individually;

(g) any Vehicles and any assets subject to certificate of title;

(h) Letter-of-Credit Rights and Commercial Tort Claims individually with a value of less than $5,000,000;

(i) assets to the extent the granting or perfecting of a security interest in such assets would result in costs or other adverse consequences to Holdings or any of its Subsidiaries as reasonably determined in writing by the Parent Borrower and the Administrative Agent that are excessive in view of the benefits that would be obtained by the Secured Parties;

(j) those assets over which the granting of security interests in such assets would be prohibited by contract permitted under the Credit Agreement, applicable law or regulation or the organizational or joint venture documents of any non-wholly owned Subsidiary (including permitted liens, leases and licenses), including contracts over which the granting of security interests therein would give rise to the right to terminate by the other party to such contract (other than if such other party is Holdings or any Subsidiary of Holdings and no Person other than Holdings or a Subsidiary of Holdings has the right to terminate such contract) (in each case, after giving effect to the applicable anti-assignment provisions of the Code and other applicable law, other than proceeds and receivables thereof to the extent that their assignment is expressly deemed effective under the Code and/or other applicable law notwithstanding such prohibitions), or to the extent that such security interests would result in material adverse tax consequences to Holdings, any Borrower or any one or more of Holdings’ or such Borrower’s Subsidiaries as reasonably determined in writing by the Parent Borrower and notified in writing to the Collateral Agent (it being understood that the Lenders shall not require any Borrower or any of such Borrower’s Subsidiaries to enter into any security agreements or pledge agreements governed by foreign law; provided, for the avoidance of doubt, that the foregoing shall not limit the obligation of Holdings to enter into the New Zealand Security Deeds or other security documents under the laws of its jurisdiction of organization);

(k) (i) any assets specifically requiring perfection through control agreements (including cash, cash equivalents, deposit accounts or other bank or securities accounts but excluding the Collateral Proceeds Account, DDAs, Concentration Accounts, the Core Concentration Account and Blocked Accounts (in each case only to the extent a control agreement is required pursuant to subsection 4.16 of the Credit Agreement)) to the extent the security interest in such asset is not automatically perfected by filings under the Uniform Commercial Code of any applicable jurisdiction or, in the case of Pledged Stock, by being held by any Agent and (ii) Excluded Accounts;

(l) other than in the case of Holdings (so long as a security interest therein can be obtained solely pursuant to the New Zealand Security Deeds and the filing of one or more financing statements pursuant to the Personal Property Securities Act 1999 of New Zealand), Foreign Intellectual Property;

(m) any aircraft, airframes, aircraft engines, helicopters, vessels or rolling stock or any Equipment or other assets constituting a part thereof; and

(n) other than under the New Zealand Security Deeds, any assets or property of Holdings, other than Pledged Collateral of Holdings.

Notwithstanding the foregoing or the definition of Pledged Stock, in the event that the holders of any Additional Indebtedness (or an agent or representative on their behalf) shall be granted a Lien in any asset or property described in this subsection 3.3 to secure the obligations in respect of such Additional Indebtedness, such asset or property shall cease to be an Excluded Asset and shall constitute Collateral or Pledged Collateral, as appropriate.

3.4 Intercreditor Relations. On the terms and subject to the conditions set forth in the Credit Agreement, the Grantors may Incur Indebtedness under one or more agreements (each referred to herein as a “Term Credit Agreement”), and secure their obligations under such Term Credit Agreements (collectively, the “Term Loan Collateral Obligations”) with Liens on all or a portion of the Collateral. The relative Lien priorities and other intercreditor matters relating to the Collateral will be set forth in an Intercreditor Agreement. Notwithstanding anything herein to the contrary, it is the understanding of the parties that, if Term Loan Collateral Obligations are so Incurred, and an Intercreditor Agreement has been entered into, then, to the extent provided for in such Intercreditor Agreement, the Liens granted pursuant to subsections 3.1 and 3.2 shall (i) with respect to all Security Collateral other than Security Collateral constituting ABL Priority Collateral (the “Term Loan Priority Collateral”), prior to the discharge of the Term Loan Collateral Obligations, be subject and subordinate to the Liens granted to each collateral agent under any given Term Credit Agreement (each such collateral agent, a “Term Collateral Agent”) for the benefit of the holders of the Term Loan Collateral Obligations to secure such Term Loan Collateral Obligations pursuant to the collateral documents entered into in connection with such Term Credit Agreement (the “Term Loan Priority Collateral Documents”) as and to the extent provided for therein and (ii) with respect to all Security Collateral constituting ABL Priority Collateral, prior to the discharge of the Obligations, be senior to the Liens granted to each Term Collateral Agent for the benefit of the holders of the Term Loan Collateral Obligations to secure such Term Loan Collateral Obligations pursuant to the Term Loan Priority Collateral Documents as and to the extent provided for therein. The Collateral Agent acknowledges and agrees that the relative priority of the Liens granted to the Collateral Agent, on the one hand, and the Term Collateral Agent, on the other hand, shall be determined solely pursuant to any applicable Intercreditor Agreement, and not by priority as a matter of law or otherwise. Notwithstanding anything herein to the contrary, the Liens and security interest granted to the Collateral Agent pursuant to this Agreement and the exercise of any right or remedy by the Collateral Agent hereunder are subject to the provisions of each applicable Intercreditor Agreement, if any. In the event of any conflict between the terms of any applicable Intercreditor Agreement and this Agreement, the terms of such Intercreditor Agreement shall govern and control as among the Collateral Agent, on the one hand, and each Term Collateral Agent, on the other hand. In the event of any such conflict, each Grantor may act (or omit to act) in accordance with such Intercreditor Agreement, and shall not be in breach, violation or default of its obligations hereunder by reason of doing so. Notwithstanding any other provision hereof, if and for so long as Term Loan Collateral Obligations remain outstanding, any obligation hereunder to deliver to the Collateral Agent any Security Collateral constituting Term Loan Priority Collateral shall be satisfied by causing such Term Loan Priority Collateral to be delivered to the applicable Term Collateral Agent (or its agent for perfection) to be held in accordance with the applicable Intercreditor Agreement.

SECTION 4 REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties of Each Guarantor. To induce the Collateral Agent and the Lenders to enter into the Credit Agreement and to induce the Lenders to make their respective extensions of credit to the Borrowers thereunder, each Guarantor hereby represents and warrants to the Collateral Agent and each other Secured Party that the representations and warranties set forth in Section 5 of the Credit Agreement as they relate to such Guarantor or to the Loan Documents to which such Guarantor is a party, each of which representations and warranties is hereby incorporated herein by reference, are true and correct in all material respects (except for representations and warranties that are already qualified by materiality or Material Adverse Effect, which representations and warranties shall be true and correct in all respects after giving effect to such materiality or Material Adverse Effect (as applicable) qualification), and the Collateral Agent and each other Secured Party shall be entitled to rely on each of such representations and warranties as if fully set forth herein; provided that each reference in each such representation and warranty to the Parent Borrower’s knowledge shall, for the purposes of this subsection 4.1, be deemed to be a reference to such Guarantor’s knowledge.

4.2 Representations and Warranties of Each Grantor. To induce the Collateral Agent and the Lenders to enter into the Credit Agreement and to induce the Lenders to make their respective extensions of credit to the Borrowers thereunder, each Grantor hereby represents and warrants to the Collateral Agent and each other Secured Party that, in each case after giving effect to the Transactions:

4.2.1 Title; No Other Liens. Except for the security interests granted to the Collateral Agent for the benefit of the Secured Parties pursuant to this Agreement and the other Liens permitted to exist on such Grantor’s Collateral by the Credit Agreement (including, without limitation, subsection 8.2 thereof), such Grantor owns each item of such Grantor’s Collateral free and clear of any and all Liens securing Indebtedness. As of the Closing Date, except as set forth on Schedule 3, to the knowledge of such Grantor, no currently effective financing statement or other similar public notice with respect to any Lien securing Indebtedness on all or any part of such Grantor’s Collateral is on file or of record in any public office in the United States except such as have been filed in favor of the Collateral Agent for the benefit of the Secured Parties pursuant to this Agreement or as are in respect of Liens permitted by the Credit Agreement (including, without limitation, subsection 8.2 thereof) or any other Loan Document or for which termination statements will be delivered on or prior to the Closing Date.

4.2.2 Perfected First Priority Liens.

(a) This Agreement is effective to create, as collateral security for the Obligations of such Grantor, valid and enforceable Liens on such Grantor’s Collateral in favor of the Collateral Agent for the benefit of the Secured Parties, except as enforceability may be affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing.

(b) Except with regard to (i) Liens (if any) on Specified Assets and (ii) any rights in favor of the United States government as required by law (if any), upon the completion of the Filings and, with respect to Instruments, Chattel Paper and Documents upon the earlier of such Filing or the delivery to and continuing possession by the Collateral Representative, in accordance with any applicable Intercreditor Agreement, of all Instruments, Chattel Paper and Documents a security interest in which is perfected by possession, and upon the obtaining and maintenance of “control” (as described in the Code) by the Collateral Representative (or its agent appointed for purposes of perfection), in accordance with any applicable Intercreditor Agreement, of the Collateral Proceeds Account, Blocked Accounts, all Electronic Chattel Paper and all Letter-of-Credit Rights a security interest in which is perfected by “control” (in the case of Blocked Accounts to the extent required under subsection 4.16 of the Credit Agreement) and in the case of Commercial Tort Actions (other than such Commercial Tort Actions listed on Schedule 6 on the date of this Agreement), upon the taking of the actions required by subsection 5.2.12, the Liens created pursuant to this Agreement will constitute valid Liens on and (to the extent provided herein) perfected security interests in such Grantor’s Collateral in favor of the Collateral Agent for the benefit of the Secured Parties, and, subject to subsection 3.4, will be prior to all other Liens of all other Persons securing Indebtedness, in each case other than Permitted Liens (and subject to any applicable Intercreditor Agreement), and enforceable as such as against all other Persons other than Ordinary Course Transferees, except to the extent that the recording of an assignment or other transfer of title to the Collateral Representative (in accordance with any applicable Intercreditor Agreement) or the recording of other applicable documents in the United States Patent and Trademark Office or United States Copyright Office may be necessary for perfection or enforceability, and except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law) or by an implied covenant of good faith and fair dealing. As used in this subsection 4.2.2(b), the following terms shall have the following meanings:

“Filings”: the filing or recording of (i) the Financing Statements as set forth in Schedule 3, (ii) this Agreement or a notice thereof with respect to Intellectual Property as set forth in Schedule 3, and (iii) any filings after the Closing Date in any other jurisdiction as may be necessary under any Requirement of Law.

“Financing Statements”: the financing statements delivered to the Collateral Agent by such Grantor on the Closing Date for filing in the jurisdictions listed in Schedule 4B.

“Ordinary Course Transferees”: (i) with respect to Goods only, buyers in the ordinary course of business and lessees in the ordinary course of business to the extent provided in Section 9-320(a) and 9-321 of the Uniform Commercial Code as in effect from time to time in the relevant jurisdiction, (ii) with respect to General Intangibles only, licensees in the ordinary course of business to the extent provided in Section 9-321 of the Uniform Commercial Code as in effect from time to time in the relevant jurisdiction and (iii) any other Person who is entitled to take free of the Lien pursuant to the Uniform Commercial Code as in effect from time to time in the relevant jurisdiction.

“Permitted Liens”: Liens permitted pursuant to the Loan Documents, including, without limitation, those permitted to exist pursuant to subsection 8.2 of the Credit Agreement.

“Specified Assets”: the following property and assets of such Grantor:

(1) Patents, Patent Licenses, Trademarks and Trademark Licenses to the extent that (a) Liens thereon cannot be perfected by the filing of financing statements under the Uniform Commercial Code as in effect from time to time in the relevant jurisdiction or by the filing and acceptance of IP Security Agreements in the United States Patent and Trademark Office or (b) such Patents, Patent Licenses, Trademarks and Trademark Licenses are not, individually or in the aggregate, material to the business of the Parent Borrower and its Subsidiaries taken as a whole;

(2) Copyrights and Copyright Licenses with respect thereto and Accounts or receivables arising therefrom to the extent that (a) Liens thereon cannot be perfected by filing and acceptance of IP Security Agreements in the United States Copyright Office or (b) the Uniform Commercial Code as in effect from time to time in the relevant jurisdiction is not applicable to the creation or perfection of Liens thereon;

(3) Collateral for which the perfection of Liens thereon requires filings in or other actions under the laws of jurisdictions outside of the United States of America, any State, territory or dependency thereof or the District of Columbia;

(4) goods included in Collateral received by any Person for “sale or return” within the meaning of Section 2-326(1)(b) of the Uniform Commercial Code of the applicable jurisdiction, to the extent of claims of creditors of such Person;

(5) Goods in which a security interest is not perfected by filing a financing statement in the applicable Grantor’s jurisdiction of organization;

(6) Vehicles, any other assets subject to certificates of title, and Money and Cash Equivalents (other than Cash Equivalents constituting Investment Property to the extent a security interest therein is perfected by the filing of a financing statement under the Uniform Commercial Code as in effect from time to time in the relevant jurisdiction);

(7) Proceeds of Accounts, receivables or Inventory which do not themselves constitute Collateral or which do not constitute identifiable Cash Proceeds or which have not been transferred to or deposited in the Collateral Proceeds Account (if any) or a Deposit Account of a Grantor subject to the Collateral Agent’s control;

(8) Contracts, Accounts or receivables subject to the Assignment of Claims Act;

(9) Fixtures; and

(10) uncertificated securities (to the extent a security interest is not perfected by the filing of a financing statement).

4.2.3 Jurisdiction of Organization.

(a) Schedule 4B identifies (1) the exact legal name of each Grantor as such name appears in its respective certificate of incorporation or other organizational document, (2) such Grantor’s jurisdiction of organization, (3) the type of entity of such Grantor, (4) the organizational identification number, if any, of such Grantor, (5) the chief executive office of such Grantor and (6) the Federal Taxpayer Identification Number, if any, of such Grantor, in each case as of the date hereof.

4.2.4 Farm Products. None of such Grantor’s Collateral constitutes, or is the Proceeds of, Farm Products.

4.2.5 Accounts Receivable. The amounts represented by such Grantor to the Administrative Agent or the other Secured Parties from time to time as owing by each account debtor or by all account debtors in respect of such Grantor’s Accounts Receivable constituting Security Collateral will at such time be the correct amount, in all material respects, actually owing by such account debtor or debtors thereunder, except to the extent that appropriate reserves therefor have been established on the books of such Grantor in accordance with GAAP. Unless otherwise indicated in writing to the Administrative Agent, each Account Receivable of such Grantor arises out of a bona fide sale and delivery of goods or rendition of services by such Grantor. Such Grantor has not given any account debtor any deduction in respect of the amount due under any such Account Receivable, except in the ordinary course of business or as such Grantor may otherwise advise the Administrative Agent in writing.

4.2.6 Patents, Copyrights and Trademarks. Schedule 5 lists all material Trademarks, material Copyrights and material Patents, in each case, registered in the United States Patent and Trademark Office or the United States Copyright Office, as applicable, and owned by such Grantor in its own name as of the date hereof, and all material Trademark Licenses, all material Copyright Licenses and all material Patent Licenses (including, without limitation, material Trademark Licenses for registered Trademarks, material Copyright Licenses for registered Copyrights and material Patent Licenses for registered Patents but excluding licenses to commercially available “off-the-shelf” software) owned by such Grantor in its own name as of the date hereof, in each case, that is not Foreign Intellectual Property.

4.3 Representations and Warranties of Each Pledgor. To induce the Collateral Agent, the Administrative Agent and the Lenders to enter into the Credit Agreement and to induce the Lenders to make their respective extensions of credit to the Borrowers thereunder, each Pledgor hereby represents and warrants to the Collateral Agent and each other Secured Party that:

4.3.1 Except as provided in subsection 3.3, (i) the shares of Pledged Stock pledged by such Pledgor hereunder and set forth on Schedule 2 constitute, in the case of shares of a Subsidiary, all the issued and outstanding shares of all classes of the Capital Stock of such Subsidiary owned by such Pledgor and (ii) the Pledged Notes pledged by such Pledgor hereunder and set forth on Schedule 2 constitute all the Pledged Notes owned by such Pledgor.

4.3.2 [RESERVED]

4.3.3 Such Pledgor is the record and beneficial owner of, and has good title to, the Pledged Securities pledged by it hereunder, free of any and all Liens securing Indebtedness, except the security interest created by this Agreement and Liens permitted by the Credit Agreement (including Permitted Liens).

4.3.4 Except with respect to security interests in Pledged Securities (if any) constituting Specified Assets, upon delivery to the Collateral Representative, in accordance with any applicable Intercreditor Agreement, of the certificates evidencing the Pledged Securities held by such Pledgor together with executed undated stock powers or other instruments of transfer, the security interest created in such Pledged Securities constituting certificated securities by this Agreement, assuming the continuing possession of such Pledged Securities by the Collateral Representative, in accordance with any applicable Intercreditor Agreement, will constitute a valid, perfected first priority (or, if then provided for by any applicable Intercreditor Agreement, second or lower priority (subject, in terms of priority only, to the priority of the Liens of any Term Collateral Agents)) security interest in such Pledged Securities to the extent provided in and governed by the Uniform Commercial Code as in effect from time to time in the relevant jurisdiction, enforceable in accordance with its terms against all creditors of such Pledgor and any Persons purporting to purchase such Pledged Securities from such Pledgor, in each case subject to subsection 3.4 and any Liens permitted by the Credit Agreement (including Permitted Liens) (and any applicable Intercreditor Agreement), except as enforceability may be affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing.

4.3.5 Upon (x) with respect to any security interest in Pledged Collateral constituting uncertificated securities or General Intangibles that may be perfected by the filing of a financing statement, the filing of the Financing Statements delivered pursuant to subsection 7.9 of the Credit Agreement in the relevant jurisdiction, and (y) with respect to any security interest in Pledged Collateral constituting uncertificated securities that is not perfected by the filing of a financing statement, the obtaining and maintenance of “control” (as described in the Uniform Commercial Code as in effect from time to time in the relevant jurisdiction) by the applicable Collateral Representative (or its agents appointed for purposes of perfection), in accordance with any applicable Intercreditor Agreement, of all such uncertificated securities, the security interest created by this Agreement in such Pledged Collateral that constitute uncertificated securities or General Intangibles will constitute a valid, perfected first priority (or, if then provided for by any applicable Intercreditor Agreement, second or lower priority (subject, in terms of priority only, to the priority of the Liens of any Term Collateral Agent)) security interest in such Pledged Securities constituting uncertificated securities, enforceable in accordance with its terms against all creditors of such Pledgor and any persons purporting to purchase such Pledged Securities from such Pledgor, to the extent provided in and governed by the Uniform Commercial Code as in effect from time to time in the relevant jurisdiction, in each case subject to subsection 3.4 and any Liens permitted by the Credit Agreement (including Permitted Liens) (and any applicable Intercreditor Agreement), except as enforceability may be affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing.

SECTION 5 COVENANTS

5.1 Covenants of Each Guarantor. Each Guarantor covenants and agrees with the Collateral Agent and the other Secured Parties that, from and after the date of this Agreement until the earliest to occur of (i) the date upon which the Loans, any Reimbursement Obligations and all other Obligations then due and owing, shall have been paid in full in cash, no Letter of Credit shall be outstanding (except for Letters of Credit that have been cash collateralized or otherwise provided for in a manner reasonably satisfactory to the Administrative Agent) and the Commitments shall have terminated, (ii) a sale or other disposition of all the Capital Stock of such Guarantor (other than to a Borrower or a Subsidiary Guarantor), or, if such Guarantor is a Subsidiary Guarantor, any other transaction or occurrence as a result of which such Guarantor ceases to be a Restricted Subsidiary of the Parent Borrower, in each case that is permitted under the Credit Agreement or (iii) such Guarantor becoming an Excluded Subsidiary, such Guarantor shall take, or shall refrain from taking, as the case may be, each action that is necessary to be taken or not taken, as the case may be, so that no Default or Event of Default is caused by the failure to take such action or to refrain from taking such action by such Guarantor or any of its Restricted Subsidiaries.

5.2 Covenants of Each Grantor. Each Grantor covenants and agrees with the Collateral Agent and the other Secured Parties that, from and after the date of this Agreement until the earliest to occur of (i) the date upon which the Loans, any Reimbursement Obligations and all other Obligations then due and owing shall have been paid in full in cash, no Letter of Credit shall be outstanding (except for Letters of Credit that have been cash collateralized or otherwise provided for in a manner reasonably satisfactory to the Administrative Agent) and the Commitments shall have terminated, (ii) a sale or other disposition of all the Capital Stock of such Grantor (other than to a Borrower or a Subsidiary Guarantor), or any other transaction or occurrence as a result of which such Grantor ceases to be a Restricted Subsidiary of the Parent Borrower, in each case that is permitted under the Credit Agreement or (iii) such Grantor becoming an Excluded Subsidiary:

5.2.1 Delivery of Instruments and Chattel Paper. If any amount payable under or in connection with any of such Grantor’s Collateral shall be or become evidenced by any Instrument or Chattel Paper, such Grantor shall (except as provided in the following sentence) be entitled to retain possession of all Collateral of such Grantor evidenced by any Instrument or Chattel Paper, and shall hold all such Collateral in trust for the Collateral Agent, for the benefit of the Secured Parties. In the event that an Event of Default shall have occurred and be continuing, upon the request of the applicable Collateral Representative in accordance with any applicable Intercreditor Agreement, such Instrument or Chattel Paper shall be promptly delivered to the Collateral Representative, in accordance with any applicable Intercreditor Agreement, duly indorsed in a manner reasonably satisfactory to the Collateral Representative, in accordance with any applicable Intercreditor Agreement, to be held as Collateral pursuant to this Agreement. Such Grantor shall not permit any other Person to possess any such Collateral at any time other than in connection with any sale or other disposition of such Collateral in a transaction permitted by the Credit Agreement or as contemplated by any Intercreditor Agreement.

5.2.2 [Reserved.]

5.2.3 Payment of Obligations. Such Grantor will pay and discharge or otherwise satisfy at or before maturity or before they become delinquent, as the case may be, all material taxes, assessments and governmental charges or levies imposed upon such Grantor’s Collateral or in respect of income or profits therefrom, as well as all material claims of any kind (including, without limitation, material claims for labor, materials and supplies) against or with respect to such Grantor’s Collateral, except where the amount or validity thereof is currently being contested by such Grantor in good faith by appropriate proceedings and reserves in conformity with GAAP with respect thereto have been provided on the books of such Grantor and except to the extent that failure to do so, in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

5.2.4 Maintenance of Perfected Security Interest; Further Documentation.

(a) Without limiting the obligations set forth in clauses (b) and (c) of this subsection 5.2.4, each Grantor shall use commercially reasonable efforts to maintain the security interest created by this Agreement in such Grantor’s Collateral as a perfected security interest and the priority thereof as and to the extent described in subsection 4.2.2 and to defend the security interest created by this Agreement in such Grantor’s Collateral and the priority thereof against the claims and demands of all Persons whomsoever (subject to the other provisions hereof).

(b) Such Grantor will furnish to the Collateral Agent from time to time statements and schedules further identifying and describing such Grantor’s Collateral and such other reports in connection with such Grantor’s Collateral as the Collateral Agent may reasonably request in writing, all in reasonable detail.

(c) At any time and from time to time, upon the written request of the Collateral Agent, and at the sole expense of such Grantor, such Grantor will promptly and duly execute, deliver and cause to be filed such further instruments and documents and take such further actions as the Collateral Agent may reasonably request for the purpose of obtaining or preserving the full benefits of this Agreement and of the rights and powers herein granted by such Grantor, including, without limitation, the filing of any financing or continuation statements under the Uniform Commercial Code (or other similar laws) as in effect from time to time in any United States jurisdiction with respect to the security interests created hereby; provided that, notwithstanding any other provision of this Agreement or any other Loan Document (other than the New Zealand Security Deeds or to the extent that such action is taken for the benefit of the holders of any Additional Indebtedness), no Borrower nor any Grantor will be required to (v) take any action in any jurisdiction other than the United States, or required by the laws of any such non-U.S. jurisdiction, or enter into any security agreement or pledge agreement governed by the laws of any such non-U.S. jurisdiction, in order to create any security interests (or other Liens) in assets located or titled outside of the United States or to perfect any security interests (or other Liens) in any Collateral, (w) deliver control agreements with respect to, or confer perfection by “control” over, any deposit accounts, bank or securities account, except as required by subsection 4.16 of the Credit Agreement, (x) take any action in order to perfect any security interests in any assets specifically requiring perfection through control (except (A) as required by subsection 4.16 of the Credit Agreement, (B) to the extent consisting of proceeds perfected by the filing of a financing statement under the Code or, in the case of Pledged Stock, by being held by the Collateral Representative and (C) in the case of Security Collateral that constitutes (i) Capital Stock or Pledged Notes in certificated form, deliver such Capital Stock or Pledged Notes or (ii) Capital Stock in uncertificated form, deliver control in respect of such Capital Stock as contemplated by this agreement (including subsections 5.2.7 and 6.3(c)), in each case to the Collateral Representative), (y) deliver landlord lien waivers, estoppels or collateral access letters or (z) file any fixture filing with respect to any security interest in Fixtures affixed to or attached to any real property constituting Excluded Assets or any leased real property.

(d) The Collateral Agent may grant extensions of time for the creation and perfection of security interests in, or the obtaining or delivery of documents or other deliverables with respect to, particular assets of any Grantor where it determines that such action cannot be accomplished without undue effort or expense by the time or times at which it would otherwise be required to be accomplished by this Agreement or any other Security Documents.

5.2.5 Changes in Name, Jurisdiction of Organization, etc. Such Grantor will give prompt written notice to the Collateral Agent of any change in its legal name, legal form or jurisdiction of organization (whether by merger or otherwise) (and in any event within 30 days of the effective date of such change or such longer period as the Collateral Agent, in its sole discretion, may agree); provided that, promptly after receiving a written request therefor from the Collateral Agent, such Grantor shall deliver to the Collateral Agent all additional financing statements and amendments thereto and other documents reasonably necessary to maintain the validity, perfection and priority of the security interests created hereunder and other documents reasonably requested by the Collateral Agent to maintain the validity, perfection and priority of the security interests as and to the extent provided for herein and upon receipt of such additional financing statements and amendments thereto the Collateral Agent shall either promptly file such additional financing statements and amendments thereto or approve the filing of such additional financing statements and amendments thereto by such Grantor. Upon any such approval such Grantor shall proceed with the filing of the additional financing statements and amendments thereto and deliver copies (or other evidence of filing) of the additional filed financing statements and amendments thereto to the Collateral Agent.

5.2.6 [Reserved].

5.2.7 Pledged Stock. In the case of each Grantor that is an Issuer, such Issuer agrees that (i) it will be bound by the terms of this Agreement relating to the Pledged Stock issued by it and will comply with such terms insofar as such terms are applicable to it, (ii) it will notify the Collateral Agent promptly in writing of the occurrence of any of the events described in subsection 5.3.1 with respect to the Pledged Stock issued by it and (iii) the terms of subsections 6.3(c) and 6.7 shall apply to it, mutatis mutandis, with respect to all actions that may be required of it pursuant to subsection 6.3(c) or 6.7 with respect to the Pledged Stock issued by it.

5.2.8 Accounts Receivable.

(a) With respect to Accounts Receivable constituting Collateral, other than in the ordinary course of business or as permitted by the Loan Documents, such Grantor will not (i) grant any extension of the time of payment of any of such Grantor’s Accounts Receivable, (ii) compromise or settle any such Account Receivable for less than the full amount thereof, (iii) release, wholly or partially, any Person liable for the payment of any Account Receivable, (iv) allow any credit or discount whatsoever on any such Account Receivable or (v) amend, supplement or modify any Account Receivable unless such extensions, compromises, settlements, releases, credits, discounts, amendments, supplements or modifications would not reasonably be expected to materially adversely affect the value of such Accounts Receivable constituting Collateral.

(b) Such Grantor will deliver to the Collateral Agent a copy of each material demand, notice or document received by it from any obligor under any Accounts Receivable constituting Collateral that questions or calls into doubt the validity or enforceability of more than 5% of the aggregate amount of the then outstanding Accounts Receivable constituting Collateral.

5.2.9 Maintenance of Records.

(a) Such Grantor will keep and maintain at its own cost and expense complete and accurate records of its Collateral, including, without limitation, a record of all payments received and all credits granted with respect to such Collateral.

(b) In the case of Collateral, such Grantor shall mark the records referred to in the preceding clause (a) to evidence this Agreement and the Liens and the security interests created hereby.

5.2.10 Acquisition of Intellectual Property. Concurrently with or prior to the delivery of the annual Compliance Certificate pursuant to subsection 7.2(b) of the Credit Agreement, Holdings will notify the Collateral Agent of any acquisition by the Grantors of any registration of any material United States Copyright, Patent or Trademark constituting Collateral, and each applicable Grantor shall take such actions as may be reasonably requested by the Collateral Agent (but only to the extent such actions are within such Grantor’s control) to perfect the security interest granted to the Collateral Agent and the other Secured Parties therein, to the extent provided herein in respect of any United States Copyright, Patent or Trademark constituting Collateral, by the making of appropriate filings in the United States Patent and Trademark Office, or with respect to Copyrights, the United States Copyright Office.

5.2.11 [Reserved].

5.2.12 Commercial Tort Actions. All Commercial Tort Actions of each Grantor in existence on the date of this Agreement, known to such Grantor on the date hereof, are described in Schedule 6. If any Grantor shall at any time after the date of this Agreement acquire a Commercial Tort Action, such Grantor shall promptly notify the Collateral Agent thereof in a writing signed by such Grantor and describing the details thereof and shall grant to the Collateral Agent in such writing a security interest therein and in the proceeds thereof, all upon and subject to the terms of this Agreement.

5.2.13 Deposit Accounts; Securities Accounts; Etc. Such Grantor shall take, or refrain from taking, as the case may be, each action that is necessary to be taken or not taken, as the case may be, so that no breach of subsection 4.16 of the Credit Agreement is caused by the failure to take such action or to refrain from taking such action by such Grantor or any of its Subsidiaries.

5.3 Covenants of Each Pledgor. Each Pledgor covenants and agrees with the Collateral Agent and the other Secured Parties that, from and after the date of this Agreement until the earliest to occur of (i) the Loans, any Reimbursement Obligations and all other Obligations then due and owing shall have been paid in full in cash, no Letter of Credit shall be outstanding (except for Letters of Credit that have been cash collateralized or otherwise provided for in a manner reasonably satisfactory to the Administrative Agent) and the Commitments shall have terminated, (ii) as to any Pledgor, a sale or other disposition of all the Capital Stock of such Pledgor (other than to a Borrower or a Subsidiary Guarantor), or any other transaction or occurrence as a result of which such Pledgor ceases to be a Restricted Subsidiary of Holdings, in each case that is permitted under the Credit Agreement or (iii) as to any Pledgor, such Pledgor becoming an Excluded Subsidiary:

5.3.1 Delivery of Pledged Stock; Additional Shares.

(a) Each Pledgor party hereto as of the date of this Agreement shall, on the date hereof, deliver or cause to be delivered to the Collateral Representative all Pledged Stock in certificated form held by such Granting Party on the date hereof, endorsed in blank or, at the request of the Collateral Representative, endorsed to the Collateral Representative, together with appropriate transfer instruments reasonably requested by the Collateral Representative.

(b) Each Pledgor which becomes a party hereto after the Closing Date pursuant to subsection 9.15 shall deliver to the Collateral Representative all Pledged Stock in certificated form then held by such Pledgor, endorsed in blank or, at the request of the Collateral Representative, endorsed to the Collateral Representative. If any Pledgor shall, as a result of its ownership of its Pledged Stock, become entitled to receive or shall receive any stock certificate (including, without limitation, any stock certificate representing a stock dividend or a distribution in connection with any reclassification, increase or reduction of capital or any certificate issued in connection with any reorganization), stock option or similar rights in respect of the Capital Stock of any Issuer, whether in addition to, in substitution of, as a conversion of, or in exchange for, any shares of the Pledged Stock, or otherwise in respect thereof, such Pledgor shall accept the same as the agent of the Collateral Agent and the other Secured Parties, hold the same in trust for the Collateral Agent and the other Secured Parties and deliver the same forthwith to the Collateral Agent (who will hold the same on behalf of the Secured Parties) promptly after the acquisition thereof, in the exact form received, duly indorsed by such Pledgor to the Collateral Representative, if required, together with an undated stock power covering such certificate duly executed in blank by such Pledgor, to be held by the Collateral Representative, in accordance with any applicable Intercreditor Agreement, subject to the terms hereof, as additional collateral security for the Obligations (subject to subsection 3.3 and provided that in no event shall there be pledged, nor shall any Pledgor be required to pledge, more than 65% of any series of the voting Capital Stock (within the meaning of Treasury Regulations section 1.956-2(c)(2), and including for these purposes any investment deemed to be equity for United States tax purposes) of any Foreign Subsidiary). If an Event of Default shall have occurred and be continuing, any sums paid upon or in respect of the Pledged Stock upon the liquidation or dissolution of any Issuer (except any liquidation or dissolution of any Subsidiary of the Parent Borrower in accordance with the Credit Agreement) shall be paid over to the Collateral Representative, in accordance with any applicable Intercreditor Agreement, to be held by the Collateral Representative, in accordance with any applicable Intercreditor Agreement, subject to the terms hereof as additional collateral security for the Obligations, and in case any distribution of capital shall be made on or in respect of the Pledged Stock or any property shall be distributed upon or with respect to the Pledged Stock pursuant to the recapitalization or reclassification of the capital of any Issuer or pursuant to the reorganization thereof, the property so distributed shall, unless otherwise subject to a perfected security interest in favor of the Collateral Agent, be delivered to the Collateral Representative, in accordance with any applicable Intercreditor Agreement, to be held by the Collateral Representative, in accordance with any applicable Intercreditor Agreement, subject to the terms hereof as additional collateral security for the Obligations, in each case except as otherwise provided by any applicable Intercreditor Agreement. If any sums of money or property so paid or distributed in respect of the Pledged Stock shall be received by such Pledgor, such Pledgor shall, until such money or property is paid or delivered to the Collateral Representative, in accordance with any applicable Intercreditor Agreement, hold such money or property in trust for the Secured Parties, segregated from other funds of such Pledgor, as additional collateral security for the Obligations.

5.3.2 Pledged Stock. Such Pledgor shall not vote to enable or take any other action to cause any Subsidiary thereof that is an Issuer of any interest pledged hereunder in any limited liability company or limited partnership that is not represented by a certificate and is not a “security” (within the meaning of Article 8 of the New York UCC) as of the date hereof to elect or otherwise take any action to cause such pledged limited liability company or limited partnership interest to be represented by a certificate or be treated as a security for purposes of the New York UCC; provided, however, that, notwithstanding the foregoing, any Subsidiary may take any such action if the applicable Pledgor gives prior notice to the Collateral Representative in writing of any such election or action and, in such event, promptly takes all steps necessary or advisable and reasonably requested by the Collateral Representative to establish the Collateral Representative’s control thereof.

5.3.3 Delivery of Pledged Notes. Such Pledgor shall, on the date of this Agreement (or on such later date upon which it becomes a party hereto pursuant to subsection 9.15), deliver to the Collateral Representative, in accordance with each applicable Intercreditor Agreement, all Pledged Notes then held by such Pledgor, endorsed in blank or, at the request of the Collateral Representative, endorsed to the Collateral Representative, in accordance with each applicable Intercreditor Agreement. Furthermore, within ten Business Days (or such longer period as may be agreed by the Collateral Agent in its sole discretion) after any Pledgor obtains a Pledged Note, such Pledgor shall cause such Pledged Note to be delivered to the Collateral Representative, in accordance with any applicable Intercreditor Agreement, endorsed in blank or, at the request of the Collateral Representative, in accordance with any applicable Intercreditor Agreement, endorsed to the Collateral Representative, in accordance with any applicable Intercreditor Agreement.

5.3.4 Maintenance of Security Interest.

(a) Without limiting the obligations set forth in clauses (b) and (c) of this subsection 5.3.4, each Pledgor shall use commercially reasonable efforts to maintain the security interest created by this Agreement in such Pledgor’s Pledged Collateral as a perfected security interest and the priority thereof as and to the extent described in subsection 4.2.2 and to defend the security interest created by this Agreement in such Pledgor’s Pledged Collateral and the priority thereof against the claims and demands of all Persons whomsoever (subject to the other provisions hereof).

(b) At any time and from time to time, upon the written request of the Collateral Agent and at the sole expense of such Pledgor, such Pledgor will promptly and duly execute, deliver and cause to be filed such further instruments and documents and take such further actions as the Collateral Agent may reasonably request for the purpose of obtaining or preserving the full benefits of this Agreement and of the rights and powers herein granted by such Pledgor; provided that, notwithstanding any other provision of this Agreement or any other Loan Documents (other than the New Zealand

Security Deeds or to the extent that such action is taken for the benefit of the holders of any Additional Indebtedness), neither the Parent Borrower nor any other Pledgor will be required to (v) take any action in any jurisdiction other than the United States, or required by the laws of any such non-U.S. jurisdiction or enter into any security agreement or pledge agreement governed by the laws of any such non-U.S. jurisdiction, in order to create any security interests (or other Liens) in assets located or titled outside of the United States or to perfect any security interests (or other Liens) in any Collateral, (w) deliver control agreements with respect to, or confer perfection by “control” over, any deposit accounts, bank or securities account, except as required by subsection 4.16 of the Credit Agreement, (x) take any action in order to perfect any security interests in any assets specifically requiring perfection through control (except (A) as required by subsection 4.16 of the Credit Agreement, (B) to the extent consisting of proceeds perfected by the filing of a financing statement under the Code or, in the case of Pledged Stock, by being held by the Collateral Representative and (C) in the case of Security Collateral that constitutes (i) Capital Stock or Pledged Notes in certificated form, deliver such Capital Stock or Pledged Notes or (ii) Capital Stock in uncertificated form, deliver control in respect of such Capital Stock as contemplated by this agreement (including subsections 5.2.7 and 6.3(c)), in each case to the Collateral Representative), (y) deliver landlord lien waivers, estoppels or collateral access letters or (z) file any fixture filing with respect to any security interest in Fixtures affixed to or attached to any real property constituting Excluded Assets or any leased real property.

(c) The Collateral Agent may grant extensions of time for the creation and perfection of security interests in, or the obtaining or delivery of documents or other deliverables with respect to, particular assets of any Pledgor where it determines that such action cannot be accomplished without undue effort or expense by the time or times at which it would otherwise be required to be accomplished by this Agreement or any other Security Documents.

SECTION 6 REMEDIAL PROVISIONS

6.1 Certain Matters Relating to Accounts.

(a) At any time and from time to time after the occurrence and during the continuance of an Event of Default (subject to each applicable Intercreditor Agreement), the Collateral Agent shall have the right to make test verifications of the Accounts Receivable constituting Collateral in any reasonable manner and through any reasonable medium that it reasonably considers advisable, and the relevant Grantor shall furnish all such assistance and information as the Collateral Agent may reasonably require in connection with such test verifications. At any time and from time to time after the occurrence and during the continuance of an Event of Default (subject to each applicable Intercreditor Agreement), upon the Collateral Agent’s reasonable request and at the expense of the relevant Grantor, such Grantor shall cause independent public accountants or others reasonably satisfactory to the Collateral Agent to furnish to the Collateral Agent reports showing reconciliations, aging and test verifications of, and trial balances for, the Accounts constituting Collateral.

(b) The Collateral Agent hereby authorizes each Grantor to collect such Grantor’s Accounts Receivable constituting Collateral and the Collateral Agent may curtail or terminate said authority at any time, without limiting the Collateral Agent’s rights under subsection 4.16 of the Credit Agreement, after the occurrence and during the continuance of an Event of Default specified in subsection 9.1(a) of the Credit Agreement (subject to each applicable Intercreditor Agreement). If required by the Collateral Agent at any time, without limiting the Collateral Agent’s rights under subsection 4.16 of the Credit Agreement, after the occurrence and during the continuance of an Event of Default specified in subsection 9.1(a) of the Credit Agreement (subject to each applicable Intercreditor Agreement) any Proceeds constituting payments or other cash proceeds of Accounts Receivable constituting Collateral, when collected by such Grantor, (i) shall be forthwith (and, in any event, within two Business Days of receipt by such Grantor) deposited in, or otherwise transferred by such Grantor to, the Collateral Proceeds Account, subject to withdrawal by the Collateral Agent for the account of the Secured Parties only as provided in subsection 6.5, and (ii) until so turned over, shall be held by such Grantor in trust for the Collateral Agent and the other Secured Parties, segregated from other funds of such Grantor. All Proceeds constituting collections or other cash proceeds of Accounts Receivable constituting Collateral while held by the Collateral Account Bank (or by any Grantor in trust for the benefit of the Collateral Agent and the other Secured Parties) shall continue to be collateral security for all of the Obligations and shall not constitute payment thereof until applied as hereinafter provided. At any time when an Event of Default specified in subsection 9.1(a) of the Credit Agreement has occurred and is continuing (subject to each applicable Intercreditor Agreement), at the Collateral Agent’s election, each of the Collateral Agent and the Administrative Agent may apply all or any part of the funds on deposit in the Collateral Proceeds Account established by the relevant Grantor to the payment of the Obligations of such Grantor then due and owing, such application to be made as set forth in subsection 6.5. So long as no Event of Default has occurred and is continuing, the funds on deposit in the Collateral Proceeds Account shall be remitted as provided in subsection 6.1(d).

(c) At any time and from time to time after the occurrence and during the continuance of an Event of Default specified in subsection 9.1(a) of the Credit Agreement (subject to each applicable Intercreditor Agreement) at the Collateral Agent’s request, each Grantor shall deliver to the Collateral Agent copies or, if required by the Collateral Agent for the enforcement thereof or foreclosure thereon, originals of all documents held by such Grantor evidencing, and relating to, the agreements and transactions which gave rise to such Grantor’s Accounts Receivable constituting Collateral, including, without limitation, all statements relating to such Grantor’s Accounts Receivable constituting Collateral and all orders, invoices and shipping receipts.

(d) So long as no Event of Default has occurred and is continuing (subject to each applicable Intercreditor Agreement) the Collateral Agent shall instruct the Collateral Account Bank to promptly remit any funds on deposit in each Grantor’s Collateral Proceeds Account to a Blocked Account of such Grantor maintained in compliance with subsection 4.16 of the Credit Agreement. In the event that an Event of Default has occurred and is continuing (subject to each applicable Intercreditor Agreement) the Collateral Agent and the Grantors agree that the Collateral Agent, at its option, may require that each Collateral Proceeds Account of each Grantor be established at the Collateral Agent or at another institution reasonably acceptable to the Collateral Agent. Subject to subsection 4.16 of the Credit Agreement, each Grantor shall have the right, at any time and from time to time, to withdraw such of its own funds from its own Blocked Account, and to maintain such balances in its Blocked Accounts, as it shall deem to be necessary or desirable.

6.2 Communications with Obligors; Grantors Remain Liable.

(a) The Collateral Agent in its own name or in the name of others, may at any time and from time to time after the occurrence and during the continuance of an Event of Default specified in subsection 9.1(a) of the Credit Agreement (subject to each applicable Intercreditor Agreement) communicate with obligors under the Accounts Receivable constituting Collateral and parties to the Contracts (in each case, to the extent constituting Collateral) to verify with them to the Collateral Agent’s satisfaction the existence, amount and terms of any Accounts Receivable or Contracts.

(b) Upon the request of the Collateral Agent at any time after the occurrence and during the continuance of an Event of Default specified in subsection 9.1(a) of the Credit Agreement (subject to each applicable Intercreditor Agreement), each Grantor shall notify obligors on such Grantor’s Accounts Receivable and parties to such Grantor’s Contracts (in each case, to the extent constituting Collateral) that such Accounts and such Contracts have been assigned to the Collateral Agent, for the benefit of the Secured Parties, and that payments in respect thereof shall be made directly to the Collateral Agent.

(c) Anything herein to the contrary notwithstanding, each Grantor shall remain liable under each of such Grantor’s Accounts Receivable to observe and perform all the conditions and obligations to be observed and performed by it thereunder, all in accordance with the terms of any agreement giving rise thereto. None of the Collateral Agent, the Administrative Agent or any other Secured Party shall have any obligation or liability under any Account Receivable (or any agreement giving rise thereto) by reason of or arising out of this Agreement or the receipt by the Collateral Agent or any other Secured Party of any payment relating thereto, nor shall the Collateral Agent or any other Secured Party be obligated in any manner to perform any of the obligations of any Grantor under or pursuant to any Account Receivable (or any agreement giving rise thereto) to make any payment, to make any inquiry as to the nature or the sufficiency of any payment received by it or as to the sufficiency of any performance by any party thereunder, to present or file any claim, to take any action to enforce any performance or to collect the payment of any amounts that may have been assigned to it or to which it may be entitled at any time or times.

6.3 Pledged Stock.

(a) Unless an Event of Default shall have occurred and be continuing and the Collateral Agent shall have given notice to the relevant Pledgor of the Collateral Agent’s intent to exercise its corresponding rights pursuant to subsection 6.3(b) (which notice shall automatically be deemed to have been given in the case of an Event of Default pursuant to subsection 9.1(f) of the Credit Agreement), each Pledgor shall be permitted to receive all cash dividends and distributions paid in respect of the Pledged Stock and all payments made in respect of the Pledged Notes, and to exercise all voting and corporate rights with respect to the Pledged Stock.

(b) Subject to each applicable Intercreditor Agreement, if an Event of Default shall occur and be continuing and the Collateral Agent shall give written notice of its intent to exercise such rights to the relevant Pledgor or Pledgors (which notice shall automatically be deemed to have been given in the case of an Event of Default pursuant to subsection 9.1(f) of the Credit Agreement), (i) the Collateral Representative, in accordance with the terms of each applicable Intercreditor Agreement, shall have the right to receive any and all cash dividends, payments or other Proceeds paid in respect of the Pledged Stock and make application thereof to the Obligations of the relevant Pledgor as provided in the Credit Agreement consistent with subsection 6.5, and (ii) any or all of the Pledged Stock shall be registered in the name of the Collateral Representative, or its nominee thereof, in accordance with the terms of each applicable Intercreditor Agreement, and the Collateral Representative, or acting through its respective nominee, if applicable, in accordance with the terms of each applicable Intercreditor Agreement, may thereafter exercise (x) all voting, corporate and other rights pertaining to such Pledged Stock at any meeting of shareholders of the relevant Issuer or Issuers or otherwise and (y) any and all rights of conversion, exchange, subscription and any other rights, privileges or options pertaining to such Pledged Stock as if it were the absolute owner thereof, including, without limitation, the right to exchange at its discretion any and all of the Pledged Stock upon the merger, consolidation, reorganization, recapitalization or other fundamental change in the corporate structure of any Issuer, or upon the exercise by the relevant Pledgor or the Collateral Representative, in accordance with the terms of each applicable Intercreditor Agreement, of any right, privilege or option pertaining to such Pledged Stock, and in connection therewith, the right to deposit and deliver any and all of the Pledged Stock with any committee, depositary, transfer agent, registrar or other designated agency upon such terms and conditions as the Collateral Agent may reasonably determine, all without liability to the maximum extent permitted by applicable law (other than for its gross negligence or willful misconduct) except to account for property actually received by it, but the Collateral Representative, in accordance with the terms of each applicable Intercreditor Agreement, shall have no duty to any Pledgor to exercise any such right, privilege or option and shall not be responsible for any failure to do so or delay in so doing, provided that the Collateral Representative, in accordance with the terms of each applicable Intercreditor Agreement, shall not exercise any voting or other consensual rights pertaining to the Pledged Stock in any way that would constitute an exercise of the remedies described in subsection 6.6 other than in accordance with subsection 6.6.

(c) Each Pledgor hereby authorizes and instructs each Issuer or maker of any Pledged Securities pledged by such Pledgor hereunder to, subject to each applicable Intercreditor Agreement, (i) comply with any instruction received by it from the Collateral Agent in writing with respect to Capital Stock in such Issuer that (x) states that an Event of Default has occurred and is continuing and (y) is otherwise in accordance with the terms of this Agreement, without any other or further instructions from such Pledgor, and each Pledgor agrees that each Issuer or maker shall be fully protected in so complying, and (ii) unless otherwise expressly permitted hereby, pay any dividends or other payments with respect to the Pledged Securities directly to the Collateral Agent.

6.4 Proceeds to be Turned Over to the Collateral Agent. In addition to the rights of the Collateral Agent and the other Secured Parties specified in subsection 6.1 with respect to payments of Accounts Receivable constituting Collateral, subject to each applicable Intercreditor Agreement, if an Event of Default shall occur and be continuing, and the Collateral Agent shall have instructed any Grantor to do so, all Proceeds of Collateral received by such Grantor consisting of cash, checks and other Cash Equivalent items shall be held by such Grantor in trust for the Collateral Agent and the other Secured Parties hereto, or, if a Term Credit Agreement and Intercreditor Agreement have been entered into, the Term Collateral Agent, as applicable, in accordance with the terms of the applicable Intercreditor Agreement, segregated from other funds of such Grantor, and shall, forthwith upon receipt by such Grantor, be turned over to the Collateral Representative (or its agent appointed for purposes of perfection), in accordance with the terms of the applicable Intercreditor Agreement, in the exact form received by such Grantor (together with appropriate transfer instruments duly indorsed by such Grantor to the Collateral Representative, in accordance with the terms of the applicable Intercreditor Agreement, if required). All Proceeds of Collateral received by the Collateral Agent hereunder shall be held by the Collateral Agent in the relevant Collateral Proceeds Account maintained under its sole dominion and control, subject to each applicable Intercreditor Agreement. All Proceeds of Collateral while held by the Collateral Agent in such Collateral Proceeds Account (or by the relevant Grantor in trust for the Collateral Agent and the other Secured Parties) shall continue to be held as collateral security for all the Obligations of such Grantor and shall not constitute payment thereof until applied as provided in subsection 6.5 and each applicable Intercreditor Agreement.

6.5 Application of Proceeds. It is agreed that if an Event of Default shall occur and be continuing, any and all Proceeds of the relevant Granting Party’s Collateral received by the Collateral Agent (whether from the relevant Granting Party or otherwise) shall be held by the Collateral Agent for the benefit of the Secured Parties as collateral security for the Obligations of the relevant Granting Party (whether matured or unmatured), and/or then or at any time thereafter may, in the sole discretion of the Collateral Agent, subject to any applicable Intercreditor Agreement, be applied by the Collateral Agent against the Obligations of the relevant Granting Party then due and owing in the order of priority set forth in subsection 10.15 of the Credit Agreement.

6.6 Code and Other Remedies. If an Event of Default shall occur and be continuing, subject to the terms of each applicable Intercreditor Agreement, the Collateral Agent, on behalf of the Secured Parties, may exercise, in addition to all other rights and remedies granted to them in this Agreement and in any other instrument or agreement securing, evidencing or relating to the Obligations to the extent permitted by applicable law and subject to each applicable Intercreditor Agreement, all rights and remedies of a secured party under the Code or under any other applicable law and in equity and subject to each applicable Intercreditor Agreement. Without limiting the generality of the foregoing, to the extent permitted by applicable law, the Collateral Agent, without demand of performance or other demand, presentment, protest, advertisement or notice of any kind (except any notice required by law referred to below) to or upon any Granting Party or any other Person (all and each of which demands, defenses, advertisements and notices are hereby waived), may in such circumstances, forthwith collect, receive, appropriate and realize upon the Security Collateral, or any part thereof, and/or may forthwith, subject to any existing reserved rights or licenses, sell, lease, assign, give option or options to purchase, or otherwise dispose of and deliver the Security Collateral or any part thereof (or contract to do any of the foregoing), in one or more parcels at public or private sale or sales, at any exchange, broker’s board or office of the Collateral Agent or any other Secured Party or elsewhere upon such terms and conditions as it may deem advisable and at such prices as it may deem best, for cash or on credit or for future delivery without assumption of any credit risk. To the extent permitted by law and subject to each applicable Intercreditor Agreement, the Collateral Agent or any other Secured Party shall have the right, upon any such sale or sales, to purchase the whole or any part of the Security Collateral so sold, free of any right or equity of redemption in such Granting Party, which right or equity is hereby waived and released. Each Granting Party further agrees, at the Collateral Agent’s request (subject to each applicable Intercreditor Agreement), to assemble the Security Collateral and make it available to the Collateral Agent at places which the Collateral Agent shall reasonably select, whether at such Granting Party’s premises or elsewhere. The Collateral Agent shall apply the net proceeds of any action taken by it pursuant to this subsection 6.6, after deducting all reasonable costs and expenses of every kind incurred in connection therewith or incidental to the care or safekeeping of any of the Security Collateral or in any way relating to the Security Collateral or the rights of the Collateral Agent and the other Secured Parties hereunder, including, without limitation, reasonable attorneys’ fees and disbursements, to the payment in whole or in part of the Obligations of the relevant Granting Party then due and owing, in the order of priority specified in subsection 6.5 above, and only after such application and after the payment by the Collateral Agent of any other amount required by any provision of law, including, without limitation, Section 9-615(a)(3) of the Code, need the Collateral Agent account for the surplus, if any, to such Granting Party. To the extent permitted by applicable law, (i) such Granting Party waives all claims, damages and demands it may acquire against the Collateral Agent or any other Secured Party arising out of the repossession, retention or sale of the Security Collateral, other than any such claims, damages and demands that may arise from the gross negligence or willful misconduct of any of the Collateral Agent or such other Secured Party, and (ii) if any notice of a proposed sale or other disposition of Security Collateral shall be required by law, such notice shall be deemed reasonable and proper if given at least 10 days before such sale or other disposition.

6.7 Intellectual Property. Solely for the purpose of enabling the Collateral Agent to exercise rights and remedies under this Agreement at such time and only for so long as the Collateral Agent shall be lawfully entitled to exercise such rights and remedies, each Grantor hereby grants to the Collateral Agent for the benefit of the Secured Parties, an irrevocable, nonexclusive license (exercisable without payment of royalty or other compensation to such Grantor), subject to pre-existing rights and licenses and subject, in the case of Trademarks, to the maintenance of quality standards with respect to such Trademarks and the products and services in connection with which any such Trademarks are used sufficient to preserve the validity of such Trademarks, to use, license or sublicense any of the Collateral consisting of Intellectual Property now owned or hereafter acquired by such Grantor, and wherever the same may be located, and including in such license reasonable access to all media in which any of the licensed items may be recorded or stored and to all computer software and programs used for the compilation or printout thereof. The use of such license by the Collateral Agent may be exercised, at the option of the Collateral Agent, only upon the occurrence and during the continuation of an Event of Default.

6.8 Registration Rights.

(a) Subject to each applicable Intercreditor Agreement, if the Collateral Agent shall determine to exercise its right to sell any or all of the Pledged Stock pursuant to subsection 6.6,

and if in the reasonable opinion of the Collateral Agent it is necessary or reasonably advisable to have the Pledged Stock, or that portion thereof to be sold, registered under the provisions of the Securities Act, the relevant Pledgor will use its reasonable best efforts to cause the Issuer thereof to (i) execute and deliver, and use its best efforts to cause the directors and officers of such Issuer to execute and deliver, all such instruments and documents, and do or cause to be done all such other acts as may be, in the reasonable opinion of the Collateral Agent, necessary or advisable to register such Pledged Stock, or that portion thereof to be sold, under the provisions of the Securities Act, (ii) use its reasonable best efforts to cause the registration statement relating thereto to become effective and to remain effective for a period of not more than one year from the date of the first public offering of such Pledged Stock, or that portion thereof to be sold, and (iii) make all amendments thereto and/or to the related prospectus which, in the reasonable opinion of the Collateral Agent, are necessary or advisable, all in conformity with the requirements of the Securities Act and the rules and regulations of the Securities and Exchange Commission applicable thereto. Such Pledgor agrees to use its reasonable best efforts to cause such Issuer to comply with the provisions of the securities or “Blue Sky” laws of any and all states and the District of Columbia that the Collateral Agent shall reasonably designate and to make available to its security holders, as soon as practicable, an earnings statement (which need not be audited) that will satisfy the provisions of Section 11(a) of the Securities Act.

(b) Such Pledgor recognizes that the Collateral Agent may be unable to effect a public sale of any or all such Pledged Stock, by reason of certain prohibitions contained in the Securities Act and applicable state securities laws or otherwise, and may be compelled to resort to one or more private sales thereof to a restricted group of purchasers which will be obliged to agree, among other things, to acquire such securities for their own account for investment and not with a view to the distribution or resale thereof. Such Pledgor acknowledges and agrees that any such private sale may result in prices and other terms less favorable than if such sale were a public sale and, notwithstanding such circumstances, to the extent permitted by applicable law, agrees that any such private sale shall be deemed to have been made in a commercially reasonable manner. The Collateral Agent shall not be under any obligation to delay a sale of any of the Pledged Stock for the period of time necessary to permit the Issuer thereof to register such securities for public sale under the Securities Act, or under applicable state securities laws, even if such Issuer would agree to do so.

(c) Such Pledgor agrees to use its reasonable best efforts to do or cause to be done all such other acts as may be necessary to make such sale or sales of all or any portion of such Pledged Stock pursuant to this subsection 6.7 valid and binding and in compliance with any and all other applicable Requirements of Law. Such Pledgor further agrees that a breach of any of the covenants contained in this subsection 6.7 will cause irreparable injury to the Collateral Agent and the Lenders, that the Collateral Agent and the Lenders have no adequate remedy at law in respect of such breach and, as a consequence, that each and every covenant contained in this subsection 6.7 shall be specifically enforceable against such Pledgor, and, to the extent permitted by applicable law, such Pledgor hereby waives and agrees not to assert any defenses against an action for specific performance of such covenants except for a defense that no Event of Default has occurred or is continuing under the Credit Agreement.

6.9 Waiver; Deficiency. Each Granting Party shall remain liable for any deficiency if the proceeds of any sale or other disposition of the Security Collateral are insufficient to pay in full, the Loans, Reimbursement Obligations constituting Obligations of such Granting Party and, to the extent then due and owing, all other Obligations of such Granting Party and the reasonable fees and disbursements of any attorneys employed by the Collateral Agent or any other Secured Party to collect such deficiency.

SECTION 7 THE COLLATERAL AGENT

7.1 Collateral Agent’s Appointment as Attorney-in-Fact, etc..

(a) Each Granting Party hereby irrevocably constitutes and appoints the Collateral Agent and any authorized officer or agent thereof, with full power of substitution, as its true and lawful attorney-in-fact with full irrevocable power and authority in the place and stead of such Granting Party and in the name of such Granting Party or in its own name, for the purpose of carrying out the terms of this Agreement, to take any and all appropriate action and to execute any and all documents and instruments that may be reasonably necessary or desirable to accomplish the purposes of this Agreement to the extent permitted by applicable law, provided that the Collateral Agent agrees not to exercise such power except upon the occurrence and during the continuance of any Event of Default, and in accordance with and subject to each applicable Intercreditor Agreement. Without limiting the generality of the foregoing, at any time when an Event of Default has occurred and is continuing (in each case to the extent permitted by applicable law and subject to each applicable Intercreditor Agreement), (x) each Pledgor hereby gives the Collateral Agent the power and right, on behalf of such Pledgor, without notice or assent by such Pledgor, to execute, in connection with any sale provided for in subsection 6.6(a) or 6.7, any endorsements, assessments or other instruments of conveyance or transfer with respect to such Pledgor’s Pledged Collateral, and (y) each Grantor hereby gives the Collateral Agent the power and right, on behalf of such Grantor, without notice to or assent by such Grantor, to do any or all of the following:

(i) in the name of such Grantor or its own name, or otherwise, take possession of and indorse and collect any checks, drafts, notes, acceptances or other instruments for the payment of moneys due under any Account Receivable of such Grantor that constitutes Collateral or with respect to any other Collateral of such Grantor and file any claim or take any other action or institute any proceeding in any court of law or equity or otherwise deemed appropriate by the Collateral Agent for the purpose of collecting any and all such moneys due under any Account Receivable of such Grantor that constitutes Collateral or with respect to any other Collateral of such Grantor whenever payable;

(ii) in the case of any Copyright, Patent, or Trademark constituting Collateral of such Grantor, execute and deliver any and all agreements, instruments, documents and papers as the Collateral Agent may reasonably request to such Grantor to evidence the Collateral Agent’s and the Lenders’ security interest in such Copyright, Patent, or Trademark and the goodwill and general intangibles of such Grantor relating thereto or represented thereby, and such Grantor hereby consents to the non-exclusive royalty free use by the Collateral Agent of any Copyright, Patent or Trademark owned by such Grantor included in the Collateral for the purposes of disposing of any Collateral;

(iii) pay or discharge taxes and Liens, other than Liens permitted under this Agreement or the other Loan Documents, levied or placed on the Collateral of such Grantor, effect any repairs or any insurance called for by the terms of this Agreement and pay all or any part of the premiums therefor and the costs thereof; and

(iv) (A) direct any party liable for any payment under any of the Collateral of such Grantor to make payment of any and all moneys due or to become due thereunder directly to the Collateral Agent or as the Collateral Agent shall direct; (B) ask or demand for, collect, receive payment of and receipt for, any and all moneys, claims and other amounts due or to become due at any time in respect of or arising out of any Collateral of such Grantor; (C) sign and indorse any invoices, freight or express bills, bills of lading, storage or warehouse receipts, drafts against debtors, assignments, verifications, notices and other documents in connection with any of the Collateral of such Grantor; (D) commence and prosecute any suits, actions or proceedings at law or in equity in any court of competent jurisdiction to collect the Collateral of such Grantor or any portion thereof and to enforce any other right in respect of any Collateral of such Grantor; (E) defend any suit, action or proceeding brought against such Grantor with respect to any Collateral of such Grantor; (F) settle, compromise or adjust any such suit, action or proceeding described in clause (E) above and, in connection therewith, to give such discharges or releases as the Collateral Agent may deem appropriate; (G) subject to any existing reserved rights or licenses, assign any Copyright, Patent or Trademark constituting Collateral of such Grantor (along with the goodwill of the business to which any such Copyright, Patent or Trademark pertains), for such term or terms, on such conditions, and in such manner, as the Collateral Agent shall in its sole discretion determine; and (H) generally, sell, transfer, pledge and make any agreement with respect to or otherwise deal with any of the Collateral of such Grantor as fully and completely as though the Collateral Agent were the absolute owner thereof for all purposes, and do, at the Collateral Agent’s option and such Grantor’s expense, at any time, or from time to time, all acts and things which the Collateral Agent deems necessary to protect, preserve or realize upon the Collateral of such Grantor and the Collateral Agent’s and the other Secured Parties’ security interests therein and to effect the intent of this Agreement, all as fully and effectively as such Grantor might do.

(b) The reasonable expenses of the Collateral Agent incurred in connection with actions undertaken as provided in this subsection 7.1, together with interest thereon at a rate per annum equal to the rate per annum at which interest would then be payable on past due ABR Loans that are Revolving Loans, from the date of payment by the Collateral Agent to the date reimbursed by the relevant Granting Party, shall be payable by such Granting Party to the Collateral Agent on demand.

(c) Each Granting Party hereby ratifies all that said attorney shall lawfully do or cause to be done by virtue hereof. All powers, authorizations and agencies contained in this Agreement are coupled with an interest and are irrevocable as to the relevant Granting Party until this Agreement is terminated as to such Granting Party, and the security interests in the Security Collateral of such Granting Party created hereby are released.

7.2 Duty of Collateral Agent. The Collateral Agent’s sole duty with respect to the custody, safekeeping and physical preservation of the Security Collateral in its possession, under Section 9-207 of the Code or otherwise, shall be to deal with it in the same manner as the Collateral Agent deals with similar property for its own account. None of the Collateral Agent, any other Secured Party nor any of their respective officers, directors, employees or agents shall be liable for failure to demand, collect or realize upon any of the Security Collateral or for any delay in doing so or shall be under any obligation to sell or otherwise dispose of any Security Collateral upon the request of any Granting Party or any other Person or, except as otherwise provided herein, to take any other action whatsoever with regard to the Security Collateral or any part thereof. The powers conferred on the Collateral Agent and the other Secured Parties hereunder are solely to protect the Collateral Agent’s and the other Secured Parties’ interests in the Security Collateral and shall not impose any duty upon the Collateral Agent or any other Secured Party to exercise any such powers. The Collateral Agent and the other Secured Parties shall be accountable only for amounts that they actually receive as a result of the exercise of such powers, and to the maximum extent permitted by applicable law, neither they nor any of their officers, directors, employees or agents shall be responsible to any Granting Party for any act or failure to act hereunder, except as otherwise provided herein or for their own gross negligence or willful misconduct (as determined by a court of competent jurisdiction in a final and nonappealable decision).

7.3 Financing Statements; Filings.

(a) Pursuant to any applicable law, each Granting Party authorizes the Collateral Agent to file or record financing statements and other filing or recording documents or instruments with respect to such Granting Party’s Security Collateral without the signature of such Granting Party in such form and in such filing offices as the Collateral Agent reasonably determines appropriate to perfect the security interests of the Collateral Agent under this Agreement. Each Granting Party authorizes the Collateral Agent to use any collateral description reasonably determined by the Collateral Agent, including, without limitation, the collateral description “all personal property” or “all assets” or words of similar meaning in any such financing statements, provided that any collateral description in any financing statement or other filing or recording document or instrument with respect to Holdings and/or Holdings’ Pledged Collateral shall be limited to an accurate and precise description of Holdings’ Pledged Collateral. The Collateral Agent agrees to use its commercially reasonable efforts to notify the relevant Granting Party of any financing or continuation statement filed by it, provided that any failure to give such notice shall not affect the validity or effectiveness of any such filing.

(b) The Collateral Agent is authorized to file or record with the United States Patent and Trademark Office and United States Copyright Office, as applicable, customary patent security agreements, customary trademark security agreements, and customary copyright security agreements (such agreements being collectively referred to herein as the “IP Security Agreements”), in each case, that are reasonably acceptable in form and substance to Borrowers, as may be necessary for the purpose of perfecting and confirming the security interest in any Intellectual Property of each Granting Party constituting Collateral that is subject to registration or an application to register in the United States Patent and Trademark Office or United States Copyright Office. The Collateral Agent shall provide written notice to the Granting Party prior to and promptly after filing any such documents.

7.4 Authority of Collateral Agent. Each Granting Party acknowledges that the rights and responsibilities of the Collateral Agent under this Agreement with respect to any action taken by the Collateral Agent or the exercise or non-exercise by the Collateral Agent of any option, voting right, request, judgment or other right or remedy provided for herein or resulting or arising out of this Agreement or any amendment, supplement or other modification of this Agreement shall, as between the Collateral Agent and the Secured Parties, be governed by the Credit Agreement and by such other agreements with respect thereto as may exist from time to time among them, but, as between the Collateral Agent and the Granting Parties, the Collateral Agent shall be conclusively presumed to be acting as agent for the Secured Parties with full and valid authority so to act or refrain from acting, and no Granting Party shall be under any obligation, or entitlement, to make any inquiry respecting such authority.

7.5 Right of Inspection. Upon reasonable written advance notice to any Grantor and as often as may reasonably be desired, or at any time and from time to time after the occurrence and during the continuation of an Event of Default, the Collateral Agent shall have reasonable access during normal business hours to all the books, correspondence and records of such Grantor , and the Collateral Agent and its representatives may examine the same, and to the extent reasonable take extracts therefrom and make photocopies thereof, and such Grantor agrees to render to the Collateral Agent at such Grantor’s reasonable cost and expense, such clerical and other assistance as may be reasonably requested with regard thereto. The Collateral Agent and its representatives shall also have the right, upon reasonable advance written notice to such Grantor subject to any lease restrictions, to enter during normal business hours into and upon any premises owned, leased or operated by such Grantor where any of such Grantor’s Inventory or Equipment is located for the purpose of inspecting the same, observing its use or otherwise protecting its interests therein to the extent not inconsistent with the provisions of the Credit Agreement and the other Loan Documents (and subject to each applicable Intercreditor Agreement). Notwithstanding anything to the contrary in this subsection 7.5, no Grantor will be required to disclose or permit the inspection or discussion of, any document, information or other matter (i) that constitutes non-financial trade secrets or non-financial proprietary information, (ii) in respect of which disclosure to the Collateral Agent or any other Secured Party (or their respective representatives) is prohibited by any Requirement of Law or any binding agreement or (iii) that is subject to attorney client or similar privilege or constitutes attorney work product.

SECTION 8 NON-LENDER SECURED PARTIES

8.1 Rights to Collateral.

(a) The Non-Lender Secured Parties shall not have any right whatsoever to do any of the following: (i) exercise any rights or remedies with respect to the Collateral (such term, as used in this Section 8, having the meaning assigned to it in the Credit Agreement) or to direct the Collateral Agent to do the same, including, without limitation, the right to (A) enforce any Liens or sell or otherwise foreclose on any portion of the Collateral, (B) request any action, institute any proceedings, exercise any voting rights, give any instructions, make any election, notify account debtors or make collections with respect to all or any portion of the Collateral or (C) release any Guarantor under this Agreement or release any Collateral from the Liens of any Security Document or consent to or otherwise approve any such release; (ii) demand, accept or obtain any Lien on any Collateral (except for Liens arising under, and subject to the terms of, this Agreement); (iii) vote in any Bankruptcy Case or similar proceeding in respect of Holdings or any of its Subsidiaries (any such proceeding, for purposes of this clause (a), a “Bankruptcy”) with respect to, or take any other actions concerning, the Collateral; (iv) receive any proceeds from any sale, transfer or other disposition of any of the Collateral (except in accordance with this Agreement); (v) oppose any sale, transfer or other disposition of the Collateral; (vi) object to any debtor-in-possession financing in any Bankruptcy which is provided by one or more Lenders among others (including on a priming basis under Section 364(d) of the Bankruptcy Code); (vii) object to the use of cash collateral in respect of the Collateral in any Bankruptcy; or (viii) seek, or object to the Lenders or Agent seeking on an equal and ratable basis, any adequate protection or relief from the automatic stay with respect to the Collateral in any Bankruptcy.

(b) Each Non-Lender Secured Party, by its acceptance of the benefits of this Agreement and the other Security Documents, agrees that in exercising rights and remedies with respect to the Collateral, the Collateral Agent and the Lenders, with the consent of the Collateral Agent, may enforce the provisions of the Security Documents and exercise remedies thereunder and under any other Loan Documents (or refrain from enforcing rights and exercising remedies), all in such order and in such manner as they may determine in the exercise of their sole business judgment. Such exercise and enforcement shall include, without limitation, the rights to collect, sell, dispose of or otherwise realize upon all or any part of the Collateral, to incur expenses in connection with such collection, sale, disposition or other realization and to exercise all the rights and remedies of a secured lender under the Uniform Commercial Code of any applicable jurisdiction. The Non-Lender Secured Parties by their acceptance of the benefits of this Agreement and the other Security Documents hereby agree not to contest or otherwise challenge any such collection, sale, disposition or other realization of or upon all or any of the Collateral. Whether or not a Bankruptcy Case has been commenced, the Non-Lender Secured Parties shall be deemed to have consented to any sale or other disposition of any property, business or assets of Holdings or any of its Subsidiaries and the release of any or all of the Collateral from the Liens of any Security Document in connection therewith.

(c) Notwithstanding any provision of this subsection 8.1, the Non-Lender Secured Parties shall be entitled, subject to each applicable Intercreditor Agreement, to file any necessary responsive or defensive pleadings in opposition to any motion, claim, adversary proceeding or other pleadings (A) in order to prevent any Person from seeking to foreclose on the Collateral or supersede the Non-Lender Secured Parties’ claim thereto or (B) in opposition to any motion, claim, adversary proceeding or other pleading made by any Person objecting to or otherwise seeking the disallowance of the claims of the Non-Lender Secured Parties. Each Non-Lender Secured Party, by its acceptance of the benefits of this Agreement, agrees to be bound by and to comply with each applicable Intercreditor Agreement and authorizes the Collateral Agent to enter into any Intercreditor Agreement on its behalf.

(d) Each Non-Lender Secured Party, by its acceptance of the benefits of this Agreement, agrees that the Collateral Agent and the Lenders may deal with the Collateral, including any exchange, taking or release of Collateral, may change or increase the amount of the Borrower Obligations and/or the Guarantor Obligations, and may release any Guarantor from its Obligations hereunder, all without any liability or obligation (except as may be otherwise expressly provided herein) to the Non-Lender Secured Parties.

8.2 Appointment of Agent. Each Non-Lender Secured Party, by its acceptance of the benefits of this Agreement and the other Security Documents, shall be deemed irrevocably to make, constitute and appoint the Collateral Agent, as agent under the Credit Agreement (and all officers, employees or agents designated by the Collateral Agent) as such Person’s true and lawful agent and attorney-in-fact, and in such capacity, the Collateral Agent shall have the right, with power of substitution for the Non-Lender Secured Parties and in each such Person’s name or otherwise, to effectuate any sale, transfer or other disposition of the Collateral. It is understood and agreed that the appointment of the Collateral Agent as the agent and attorney-in-fact of the Non-Lender Secured Parties for the purposes set forth herein is coupled with an interest and is irrevocable. It is understood and agreed that the Collateral Agent has appointed the Administrative Agent as its agent for purposes of perfecting certain of the security interests created hereunder and for otherwise carrying out certain of its obligations hereunder.

8.3 Waiver of Claims. To the maximum extent permitted by law, each Non-Lender Secured Party waives any claim it might have against the Collateral Agent or the Lenders with respect to, or arising out of, any action or failure to act or any error of judgment, negligence, or mistake or oversight whatsoever on the part of the Collateral Agent or the Lenders or their respective directors, officers, employees or agents with respect to any exercise of rights or remedies under the Loan Documents or any transaction relating to the Collateral (including, without limitation, any such exercise described in subsection 8.1(b) above), except for any such action or failure to act which constitutes willful misconduct or gross negligence of such Person. To the maximum extent permitted by applicable law, none of the Collateral Agent or any Lender or any of their respective directors, officers, employees or agents shall be liable for failure to demand, collect or realize upon any of the Collateral or for any delay in doing so or shall be under any obligation to sell or otherwise dispose of any Collateral upon the request of Holdings, any Subsidiary of Holdings, any Non-Lender Secured Party or any other Person or to take any other action or forbear from doing so whatsoever with regard to the Collateral or any part thereof, except for any such action or failure to act which constitutes willful misconduct or gross negligence of such Person.

SECTION 9 MISCELLANEOUS

9.1 Amendments in Writing. None of the terms or provisions of this Agreement may be waived, amended, supplemented or otherwise modified except by a written instrument executed by each affected Granting Party and the Collateral Agent; provided that any provision of this Agreement imposing obligations on any Granting Party may be waived by the Collateral Agent in a written instrument executed by the Collateral Agent. For the avoidance of doubt, it is understood and agreed that any amendment, amendment and restatement, waiver, supplement or other modification of or to any Intercreditor Agreement that would have the effect, directly or indirectly, through any reference herein to any Intercreditor Agreement or otherwise, of waiving, amending, supplementing or otherwise modifying this Agreement, or any term or provision hereof, or any right or obligation of any Granting Party hereunder or in respect hereof, shall not be given such effect except pursuant to a written instrument executed by each affected Granting Party and the Collateral Agent in accordance with this subsection 9.1.

9.2 Notices. All notices, requests and demands to or upon the Collateral Agent or any Granting Party hereunder shall be effected in the manner provided for in subsection 11.2 of the

Credit Agreement; provided that any such notice, request or demand to or upon any Guarantor shall be addressed to such Guarantor at its notice address set forth on Schedule 1, unless and until such Guarantor shall change such address by notice to the Collateral Agent and the Administrative Agent given in accordance with subsection 11.2 of the Credit Agreement.

9.3 No Waiver by Course of Conduct; Cumulative Remedies. None of the Collateral Agent or any other Secured Party shall by any act (except by a written instrument pursuant to subsection 9.1), delay, indulgence, omission or otherwise be deemed to have waived any right or remedy hereunder or to have acquiesced in any Default or Event of Default. No failure to exercise, nor any delay in exercising, on the part of the Collateral Agent or any other Secured Party, any right, power or privilege hereunder shall operate as a waiver thereof. No single or partial exercise of any right, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. A waiver by the Collateral Agent or any other Secured Party of any right or remedy hereunder on any one occasion shall not be construed as a bar to any right or remedy which the Collateral Agent or such other Secured Party would otherwise have on any future occasion. The rights and remedies herein provided are cumulative, may be exercised singly or concurrently and are not exclusive of any other rights or remedies provided by law.

9.4 Enforcement Expenses; Indemnification.

(a) Each Guarantor jointly and severally agrees to pay or reimburse each Secured Party and the Collateral Agent for all their respective reasonable costs and expenses incurred in collecting against any Guarantor under the guarantee contained in Section 2 or otherwise enforcing or preserving any rights under this Agreement against such Guarantor and the other Loan Documents to which such Guarantor is a party, including, without limitation, the reasonable fees and disbursements of counsel to the Secured Parties, the Collateral Agent and the Administrative Agent, in each case to the extent the Parent Borrower would be required to do so pursuant to subsection 11.5 of the Credit Agreement.

(b) Each Grantor jointly and severally agrees to pay, and to save the Collateral Agent, the Administrative Agent and the other Secured Parties harmless from, (x) any and all liabilities with respect to, or resulting from any delay in paying, any and all stamp, excise, sales or other similar taxes which may be payable or determined to be payable with respect to any of the Security Collateral or in connection with any of the transactions contemplated by this Agreement and (y) any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever with respect to the execution, delivery, enforcement, performance and administration of this Agreement (collectively, the “indemnified liabilities”), in each case to the extent such Borrower would be required to do so pursuant to subsection 11.5 of the Credit Agreement, and in any event excluding any taxes or other indemnified liabilities arising from bad faith, gross negligence or willful misconduct of the Collateral Agent, the Administrative Agent or any other Secured Party as determined by a court of competent jurisdiction in a final and nonappealable decision.

(c) The agreements in this subsection 9.4 shall survive repayment of the Obligations and all other amounts payable under the Credit Agreement and the other Loan Documents.

9.5 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the Granting Parties, the Collateral Agent and the Secured Parties and their respective successors and assigns permitted by the Credit Agreement.

9.6 Set-Off. Each Guarantor hereby irrevocably authorizes each of the Administrative Agent and the Collateral Agent and each other Secured Party at any time and from time to time without notice to such Guarantor, any other Guarantor or the Borrower, any such notice being expressly waived by each Guarantor and by the Borrower, to the extent permitted by applicable law, upon the occurrence and during the continuance of an Event of Default under subsection 9.1(a) of the Credit Agreement so long as any amount remains unpaid after it becomes due and payable by such Guarantor hereunder, to set-off and appropriate and apply against any such amount any and all deposits (general or special, time or demand, provisional or final) (other than the Collateral Proceeds Account), in any currency, and any other credits, indebtedness or claims, in any currency, in each case whether direct or indirect, absolute or contingent, matured or unmatured, at any time held or owing by the Collateral Agent, the Administrative Agent or such other Secured Party to or for the credit or the account of such Guarantor, or any part thereof in such amounts as the Collateral Agent, the Administrative Agent or such other Secured Party may elect. The Collateral Agent, the Administrative Agent and each other Secured Party shall notify such Guarantor promptly of any such set-off and the application made by the Collateral Agent, the Administrative Agent or such other Secured Party of the proceeds thereof; provided that the failure to give such notice shall not affect the validity of such set-off and application. The rights of the Collateral Agent, the Administrative Agent and each other Secured Party under this subsection 9.6 are in addition to other rights and remedies (including, without limitation, other rights of set-off) which the Collateral Agent, the Administrative Agent or such other Secured Party may have.

9.7 Counterparts. This Agreement may be executed by one or more of the parties to this Agreement on any number of separate counterparts (including by telecopy), and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

9.8 Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction; provided that, with respect to any Pledged Stock issued by a Foreign Subsidiary, all rights, powers and remedies provided in this Agreement may be exercised only to the extent that they do not violate any provision of any law, rule or regulation of any Governmental Authority applicable to any such Pledged Stock or affecting the legality, validity or enforceability of any of the provisions of this Agreement against the Pledgor (such laws, rules or regulations, “Applicable Law”) and are intended to be limited to the extent necessary so that they will not render this Agreement invalid, unenforceable or not entitled to be recorded, registered or filed under the provisions of any Applicable Law.

9.9 Section Headings. The Section headings used in this Agreement are for convenience of reference only and are not to affect the construction hereof or be taken into consideration in the interpretation hereof.

9.10 Integration. This Agreement and the other Loan Documents represent the entire agreement of the Granting Parties, the Collateral Agent, the Administrative Agent and the other Secured Parties with respect to the subject matter hereof, and there are no promises, undertakings, representations or warranties by the Granting Parties, the Collateral Agent or any other Secured Party relative to subject matter hereof not expressly set forth or referred to herein or in the other Loan Documents.

9.11 GOVERNING LAW. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

9.12 Submission to Jurisdiction; Waivers. Each party hereto hereby irrevocably and unconditionally:

(a) submits for itself and its property in any legal action or proceeding relating to this Agreement and the other Loan Documents to which it is a party, or for recognition and enforcement of any judgment in respect thereof, to the general jurisdiction of the Supreme Court of the State of New York for the County of New York (the “New York Supreme Court”), and the United States District Court for the Southern District of New York (the “Federal District Court,” and together with the New York Supreme Court, the “New York Courts”), and appellate courts from either of them;

(b) consents that any such action or proceeding may be brought in such courts and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same;

(c) agrees that the New York Courts and appellate courts from either of them shall be the exclusive forum for any legal action or proceeding relating to this Agreement and the other Loan Documents to which it is a party, and that it shall not initiate (or collusively assist in the initiation of) any such action or proceeding in any court other than the New York Courts and appellate courts from either of them; provided that

(i) if all such New York Courts decline jurisdiction over any Person, or decline (or in the case of the Federal District Court, lack) jurisdiction over any subject matter of such action or proceeding, a legal action or proceeding may be brought with respect thereto in another court having such jurisdiction;

(ii) in the event that a legal action or proceeding is brought against any party hereto or involving any of its property or assets in another court (without any collusive assistance by such party or any of its Subsidiaries or Affiliates), such party shall be entitled to assert any claim or defense (including any claim or defense that this subsection 9.12(c) would otherwise require to be asserted in a legal action or proceeding in a New York Court) in any such action or proceeding;

(iii) the Collateral Agent may bring any legal action or proceeding against any Loan Party in any jurisdiction in connection with the exercise of any rights under any Security Documents; provided that any Loan Party shall be entitled to assert any claim or defense (including any claim or defense that this subsection 9.12(c) would otherwise require to be asserted in a legal action or proceeding in a New York Court) in any such action or proceeding; and

(iv) any party hereto may bring any legal action or proceeding in any jurisdiction for the recognition and enforcement of any judgment;

(d) agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to the Parent Borrower or the Collateral Agent, as the case may be, at the address specified in subsection 11.2 of the Credit Agreement or at such other address of which the Collateral Agent and the Parent Borrower shall have been notified pursuant thereto;

(e) waives, to the maximum extent not prohibited by law, any right it may have to claim or recover in any legal action or proceeding referred to in this subsection any consequential or punitive damages.

9.13 Acknowledgments. Each Granting Party hereby acknowledges that:

(a) it has been advised by counsel in the negotiation, execution and delivery of this Agreement and the other Loan Documents to which it is a party;

(b) none of the Collateral Agent, the Administrative Agent or any other Secured Party has any fiduciary relationship with or duty to any Guarantor arising out of or in connection with this Agreement or any of the other Loan Documents, and the relationship between the Guarantors, on the one hand, and the Collateral Agent, the Administrative Agent and the other Secured Parties, on the other hand, in connection herewith or therewith is solely that of debtor and creditor; and

(c) no joint venture is created hereby or by the other Loan Documents or otherwise exists by virtue of the transactions contemplated hereby among the Secured Parties or among the Guarantors and the Secured Parties.

9.14 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT AND FOR ANY COUNTERCLAIM THEREIN.

9.15 Additional Granting Parties. Each new Subsidiary of Holdings that is required to become a party to this Agreement pursuant to subsection 7.9(b) of the Credit Agreement shall become a Granting Party for all purposes of this Agreement upon execution and delivery by such Subsidiary of an Assumption Agreement in substantially the form of Annex 2. Each existing Granting Party that is required to become a Pledgor with respect to Capital Stock of any new Subsidiary of Holdings pursuant to subsection 7.9(b) of the Credit Agreement shall become a Pledgor with respect thereto upon execution and delivery by such Granting Party of a Supplemental Agreement in substantially the form of Annex 3.

9.16 Releases.

(a) At such time as the Loans, the Reimbursement Obligations and the other Obligations (other than any Obligations owing to a Non-Lender Secured Party) then due and owing shall have been paid in full, no Letter of Credit shall be outstanding (except for Letters of Credit that have been cash collateralized or otherwise provided for in a manner reasonably satisfactory to the Administrative Agent) and the Commitments shall have been terminated, all Security Collateral shall be automatically released from the Liens created hereby, and this Agreement and all obligations (other than those expressly stated to survive such termination) of the Collateral Agent and each Granting Party hereunder shall terminate, all without delivery of any instrument or performance of any act by any party, and all rights to the Security Collateral shall revert to the Granting Parties. At the request and sole expense of any Granting Party following any such termination, the Collateral Agent shall deliver to such Granting Party any Security Collateral held by the Collateral Agent hereunder, and the Collateral Agent and the Administrative Agent shall execute and deliver to such Granting Party such documents (including without limitation UCC termination statements) as such Granting Party shall reasonably request to evidence such termination.

(b) Upon a sale or other disposition of Security Collateral permitted by the Credit Agreement (other than any sale or disposition to another Grantor), the Lien pursuant to this Agreement on such sold or disposed of Security Collateral shall be automatically released. In connection with a sale or other disposition of all the Capital Stock of any Granting Party or any other transaction or occurrence as a result of which such Granting Party ceases to be a Restricted Subsidiary of the Parent Borrower or the sale or other disposition of Security Collateral (other than a sale or disposition to another Grantor) permitted under the Credit Agreement, the Collateral Agent shall, upon receipt from Holdings of a written request for the release of such Granting Party from its Guarantee or the release of the Security Collateral subject to such sale, disposition or other transaction, identifying such Granting Party or the relevant Security Collateral, together with a certification by Holdings stating that such transaction is in compliance with the Credit Agreement and the other Loan Documents, execute and deliver to Holdings or the relevant Granting Party, at the sole cost and expense of such Granting Party, any Security Collateral of such relevant Granting Party held by the Collateral Agent, or the Security Collateral subject to such sale or disposition (as applicable), and, at the sole cost and expense of such Granting Party, execute, acknowledge and deliver to such Granting Party such releases, instruments or other documents (including without limitation UCC termination statements), and do or cause to be done all other acts, as Holdings or such Granting Party shall reasonably request (x) to evidence or effect the release of such Granting Party from its Guarantee (if any) and of the Liens created hereby (if any) on such Granting Party’s Security Collateral or (y) to evidence the release of the Security Collateral subject to such sale or disposition. In addition, (A) if any Granting Party is liquidated, dissolved, merged, consolidated, amalgamated, wound-up or otherwise ceases to exist, in each case pursuant to a transaction or other event permitted pursuant to the Credit Agreement, and (B) Holdings has delivered a written notice to the Administrative Agent certifying that it is intended such Granting Party be subject to an event described in the preceding clause (A) that is otherwise permitted pursuant to the Credit Agreement and that the release of such Granting Party is necessary or desirable to effect such event, then the Collateral Agent shall execute and deliver to Holdings or the relevant Granting Party, at the sole cost and expense of such Granting Party, any Security Collateral of such relevant Granting Party held by the Collateral Agent and, at the sole cost and expense of such Granting Party, execute, acknowledge and deliver to such Granting Party such releases, instruments or other documents (including without limitation UCC termination statements), and do or cause to be done all other acts, as Holdings or such Granting Party shall reasonably request to evidence or effect the release of such Granting Party from its Guarantee (if any) and of the Liens created hereby (if any) on such Granting Party’s Security Collateral; provided that the related events contemplated by clause (A) above are consummated reasonably promptly after such release (taking into account all requirements under applicable laws).

(c) Upon any Granting Party becoming an Excluded Subsidiary in accordance with the provisions of the Credit Agreement, the Lien pursuant to this Agreement on all Security Collateral of such Granting Party (if any) shall be automatically released, and the Guarantee (if any) of such Granting Party, and all obligations of such Granting Party hereunder, shall terminate, all without delivery of any instrument or performance of any act by any party, and the Collateral Agent shall, upon the request of the Parent Borrower or such Granting Party, deliver to the Parent Borrower or such Granting Party any Security Collateral of such Granting Party held by the Collateral Agent hereunder and the Collateral Agent and the Administrative Agent shall execute, acknowledge and deliver to the Parent Borrower or such Granting Party (at the sole cost and expense of the Parent Borrower or such Granting Party) all releases, instruments or other documents (including without limitation UCC termination statements), and do or cause to be done all other acts, necessary or reasonably desirable for the release of such Granting Party from its Guarantee (if any) or the Liens created hereby (if any) on such Granting Party’s Security Collateral, as applicable, as the Parent Borrower or such Granting Party may reasonably request.

(d) Upon any Security Collateral being or becoming an Excluded Asset, the Lien pursuant to this Agreement on such Security Collateral shall be automatically released. At the request and sole expense of any Granting Party, the Collateral Agent shall deliver such Security Collateral (if held by the Collateral Agent) to such Granting Party and execute, acknowledge and deliver to such Granting Party such releases, instruments or other documents (including without limitation UCC termination statements), and do or cause to be done all other acts, as such Granting Party shall reasonably request to evidence such release.

(e) So long as no Event of Default has occurred and is continuing, the Collateral Agent shall at the direction of any applicable Granting Party return to such Granting Party any proceeds or other property received by it during any Event of Default pursuant to either subsection 5.3.1 or 6.4 and not otherwise applied in accordance with subsection 6.5.

(f) The Collateral Agent shall have no liability whatsoever to any other Secured Party as the result of any release of Security Collateral by it in accordance with (or which the Collateral Agent in good faith believes to be in accordance with) this subsection 9.16.

9.17 Transfer Tax Acknowledgment . Each party hereto acknowledges that the shares delivered hereunder are being transferred to and deposited with the Collateral Representative as security for the Obligations and that this subsection 9.17 is intended to be the certificate of exemption from New York stock transfer taxes for the purposes of complying with Section 270.5(b) of the Tax Law of the State of New York.

[Remainder of page left blank intentionally; Signature pages follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, all as of the date first written above.

UCI HOLDINGS LIMITED

By:	/s/ Allen Philip Hugli
	Name:	Allen Philip Hugli
	Title:	Authorised Signatory

and witnessed by /s/ Helen Dorothy Golding

	Name:	Helen Dorothy Golding
	Address:	Level 9, 148 Quay Street, Auckland
	Occupation:	Solicitor

UCI INTERNATIONAL, LLC

By:	/s/ David Forbes
	Name:	David Forbes
	Title:	Vice President, Treasurer and Assistant Secretary

AIRTEX INDUSTRIES, LLC

By:	/s/ David Forbes
	Name:	David Forbes
	Title:	Treasurer and Assistant Secretary

AIRTEX PRODUCTS, LP

By:	/s/ David Forbes
	Name:	David Forbes
	Title:	Treasurer and Assistant Secretary

ASC HOLDCO, INC.

By:	/s/ David Forbes
	Name:	David Forbes
	Title:	Treasurer and Assistant Secretary

[Signature Page to Guarantee & Collateral Agreement]

ASC INDUSTRIES, INC.

By:	/s/ David Forbes
	Name:	David Forbes
	Title:	Treasurer and Assistant Secretary

CHAMPION LABORATORIES, INC.

By:	/s/ David Forbes
	Name:	David Forbes
	Title:	Treasurer and Assistant Secretary

UCI ACQUISITION HOLDINGS (NO. 1) CORP

By:	/s/ David Forbes
	Name:	David Forbes
	Title:	Treasurer and Assistant Secretary

UCI ACQUISITION HOLDINGS (NO. 3) CORP

By:	/s/ David Forbes
	Name:	David Forbes
	Title:	Treasurer and Assistant Secretary

UCI ACQUISITION HOLDINGS (NO. 4) LLC

By:	/s/ David Forbes
	Name:	David Forbes
	Title:	Treasurer and Assistant Secretary

UCI PENNSYLVANIA, INC.

By:	/s/ David Forbes
	Name:	David Forbes
	Title:	Treasurer and Assistant Secretary

[Signature Page to Guarantee & Collateral Agreement]

UCI-AIRTEX HOLDINGS, INC.

By:	/s/ David Forbes
	Name:	David Forbes
	Title:	Treasurer and Assistant Secretary

UNITED COMPONENTS, LLC

By:	/s/ David Forbes
	Name:	David Forbes
	Title:	Vice President, Treasurer and Assistant Secretary

[Signature Page to Guarantee & Collateral Agreement]

Acknowledged and Agreed to as of the date hereof by:

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH, as Collateral Agent

By:	/s/ Robert Hetu
	Name:	Robert Hetu
	Title:	Authorized Signatory

By:	/s/ Michael Moreno
	Name:	Michael Moreno
	Title:	Authorized Signatory

[Signature Page to Guarantee & Collateral Agreement]

Schedule 1

to the ABL Guarantee and Collateral Agreement

NOTICE ADDRESSES OF GUARANTORS

1900 W. Field Court

Lake Forest, IL 60045

United States

Schedule 2

to the ABL Guarantee and Collateral Agreement

PLEDGED SECURITIES

Pledged Stock

Issuer	Registered Owner	Number and Class of Equity Interest	Percentage of Equity Interest	Certificate No.
Airtex Industries, LLC	UCI-Airtex Holdings, Inc.	N/A	100%	Not Certificated
Airtex Products, LP	Airtex Industries, LLC	General Partnership Interest	1%	Not Certificated
	UCI-Airtex Holdings, Inc.	Limited Partnership Interest	99%	Not Certificated
ASC Holdco, Inc.	UCI Acquisition Holdings (No. 4) LLC	1000 Common Shares	100%	No. C-11
		25 Non-Voting Common Shares		No. 2
ASC Industries, Inc.	ASC Holdco, Inc.	9732 Common Shares	100%	No. 136
Champion Laboratories, Inc.	UCI Acquisition Holdings (No. 4) LLC	100 Common Shares	100%	No. 4
UCI Acquisition Holdings (No. 1) Corp	UCI Holdings Limited	1000 Common Shares	100%	No. 2
UCI Acquisition Holdings (No. 3) Corp	UCI Acquisition Holdings (No. 1) Corp	1000 Common Shares	100%	No. 2

UCI Acquisition Holdings (No. 4) LLC	United Components, LLC	N/A	100%	Not Certificated
UCI International, LLC	UCI Acquisition Holdings (No. 1) Corp	N/A	100%	Not Certificated
UCI Pennsylvania, Inc.	UCI Acquisition Holdings (No. 4) LLC	100 Common Shares	100%	No. 4
UCI-Airtex Holdings, Inc.	UCI Acquisition Holdings (No. 4) LLC	1000 Common Shares	100%	No. 2
United Components, LLC	UCI International, LLC	N/A	100%	Not Certificated
Airtex Tianjin Auto Parts Holding Company Limited	Airtex Products, LP	650 Common Shares	65%	No. 2
ASC International Incorporated	ASC Industries, Inc.	520 Common Shares	65%	No. 2
Champion International Automotive (Hong Kong) Holding Co., Limited	Champion Laboratories, Inc.	650 Shares	65%	No. 2
Champion Laboratories (Europe) Limited	Champion Laboratories, Inc.	5285 Shares	65%	No. 2000-04
Filtros Champion Laboratories, S. de R.L. de C.V.	Champion Laboratories, Inc.	Ampara 1 parte social con valor de MXN36,735,096.00 (Variable Capital)	65%	Not Certificated

Filtros Champion Sales de Mexico, S. de R.L. de C.V.	Champion Laboratories, Inc.	Ampara 1 parte social con valor de MXN34,436.00 (Variable Capital)	65%	Not Certificated
Fuel Filter Technologies, Inc.	Champion Laboratories, Inc.	65 Common Shares	65%	No. 2
Talleres Mecánicos Montserrat, S.A. de C.V.	ASC Holdco, Inc.	96,410,409 Ordinary Shares	65%	No. 15

Pledged Notes

None.

Schedule 3

to the ABL Guarantee and Collateral Agreement

PERFECTION MATTERS

Existing Security Interests

None.

Existing Intellectual Property Interests

None.

Closing Date UCC Filings

Name of Entity	Jurisdiction of Organization	Filing Office	Document Filed
UCI International, LLC	Delaware	Secretary of State	UCC-1 Financing Statement
UCI Acquisition Holdings (No. 1) Corp	Delaware	Secretary of State	UCC-1 Financing Statement
UCI Pennsylvania, Inc.	Pennsylvania	Department of State	UCC-1 Financing Statement
United Components, LLC	Delaware	Secretary of State	UCC-1 Financing Statement
Airtex Industries, LLC	Delaware	Secretary of State	UCC-1 Financing Statement
Airtex Products, LP	Delaware	Secretary of State	UCC-1 Financing Statement
ASC Holdco, Inc.	Delaware	Secretary of State	UCC-1 Financing Statement
ASC Industries, Inc.	Ohio	Secretary of State	UCC-1 Financing Statement

Name of Entity	Jurisdiction of Organization	Filing Office	Document Filed
Champion Laboratories, Inc.	Delaware	Secretary of State	UCC-1 Financing Statement
UCI Acquisition Holdings (No. 3) Corp	Delaware	Secretary of State	UCC-1 Financing Statement
UCI Acquisition Holdings (No. 4) LLC	Delaware	Secretary of State	UCC-1 Financing Statement
UCI-Airtex Holdings, Inc.	Delaware	Secretary of State	UCC-1 Financing Statement
UCI Holdings Limited	New Zealand	Recorder of Deeds, District of Columbia	UCC-1 Financing Statement

Closing Date Intellectual Property Filings

Filings with the U.S. Patent and Trademark Office

Patent Security Agreement, dated as of Closing Date, from Airtex Products, LP and Champion Laboratories, Inc.

Trademarks Security Agreement, dated as of Closing Date, from Airtex Products, LP, ASC Industries, Inc. and Champion Laboratories, Inc.

Filings with the U.S. Copyright Office

Copyright Security Agreement, dated as of Closing Date, from Airtex Products, LP.

Schedule 4A

to the ABL Guarantee and Collateral Agreement

FINANCING STATEMENTS

Schedule 4B

to the ABL Guarantee and Collateral Agreement

JURISDICTIONS OF ORGANIZATION ETC.

Grantor	Jurisdiction of Organization	Entity Type	Organization Identification Number	Chief Executive Office	EIN

Airtex Industries, LLC	Delaware	Limited Liability Company	3889426	1900 W. Field Court Lake Forest, IL 60045	56-2490830

Airtex Products, LP	Delaware	Limited Partnership	3889733	1900 W. Field Court Lake Forest, IL 60045	20-1970933

ASC Holdco, Inc.	Delaware	Corporation	3582980	1900 W. Field Court Lake Forest, IL 60045	43-1979758

ASC Industries, Inc.	Ohio	Corporation	480288	1900 W. Field Court Lake Forest, IL 60045	34-1187793

Champion Laboratories, Inc.	Delaware	Corporation	0813071	1900 W. Field Court Lake Forest, IL 60045	37-0995645

UCI Acquisition Holdings (No. 1) Corp	Delaware	Corporation	4903953	1900 W. Field Court Lake Forest, IL 60045	80-0665732

UCI Acquisition Holdings (No. 3) Corp	Delaware	Corporation	4903957	1900 W. Field Court Lake Forest, IL 60045	27-4118277

UCI Acquisition Holdings (No. 4) LLC	Delaware	Limited Liability Company	5730716	1900 W. Field Court Lake Forest, IL 60045	47-3748447

UCI International, LLC	Delaware	Limited Liability Company	4122487	1900 W. Field Court Lake Forest, IL 60045	16-1760186

UCI Pennsylvania, Inc.	Pennsylvania	Corporation	618875	1900 W. Field Court Lake Forest, IL 60045	23-2051527

UCI-Airtex Holdings, Inc.	Delaware	Corporation	3662277	1900 W. Field Court Lake Forest, IL 60045	86-1065425

United Components, LLC	Delaware	Limited Liability Company	3647635	1900 W. Field Court Lake Forest, IL 60045	04-3759857

Schedule 5

to the ABL Guarantee and Collateral Agreement

INTELLECTUAL PROPERTY

COPYRIGHTS OWNED BY AIRTEX PRODUCTS, LP

U.S. Copyright Registrations

Title	Reg. No.

Airtex water pumps and water outlets : for all cars and trucks : catalog.	CSN0014909

Airtex fuel pumps.	CSN0019439

Airtex “safe-line” new disc brake pads and new brake shoes : for all cars and trucks : catalog.	CSN0019444

Airtex Products : catalog : [for the automobile manufacturer and the replacement market].	CSN0014905

Airtex thermal fan clutches, radiator caps, thermostats, gaskets and seals : for all cars and trucks : catalog.	CSN0014907

Airtex : catalog ….	CSN0023916

Safe-Line brake parts : passenger cars, trucks, import cars : catalog.	CSN0031177

Master chassis parts.	CSN0047443

Master Division front end suspension and steering parts : catalog.	CSN0017386

Master new disc brake pads and new brake shoes catalog.	CSN0021821

Master new water pumps and water outlets.	CSN0021822

Master Division new water pumps, water outlets, thermal & non thermal fan clutches.	CSN0026292

New fuel pumps : catalog / Master Parts Division, Airtex Products.	CSN022172

New water pumps, fan clutches, water outlets : domestic and import / Master Parts Division, Airtex Products.	CSN0080198

New water pumps, thermal & non thermal fan clutches, water outlets / Master Parts Division, Airtex Products.	CSN0068604

Title	Reg. No.

Water pumps, parts & kits for the rebuilder.	CSN0075350

Fuel pumps and fuel filters : electric & mechanical, domestic & import, carbureted & fuel injected applications : catalog AX106, 1992.	TX3151956

Airtex water pumps, fan clutches & water outlets : catalog WP-36, 1992.	TX3338268

Airtex Safe-Line disc brake pads catalog : SFA92.	TX3481683

Airtex water pumps, fan clutches & water outlets : catalog WP-38, 1994.	TX3815076

Airtex fuel injection cleaning system.	TX3877714

Fuel pumps and fuel filters : electric & mechanical, domestic & import, carbureted & fuel injected applications : catalog AX108, 1993.	TX3881775

Airtex Safe-Line disc brake pads : catalog SFA95.	TX3994319

Fuel pumps, in-tank assemblies, and fuel filters : catalog AX110, 1995.	TX4006900

Airtex water pumps, fan clutches & water outlets : catalog WP-40, 1996.	TX4232988

Airtex water pumps, fan clutches & water outlets : catalog WP-98A, 1998.	TX4770141

Airtex water pumps, fan clutches & water outlets : WP-99SA.	TX5080762

Master Domestic & Import Water Pumps, Fan Clutches, Water Outlets Supplement :WP99SM	TX5089837

Water pumps, fan clutches & water outlets, 2000 : catalog WP-2000A	TX5264461

Master Domestic and import fuel pumps and assemblies, fuel filters	TX5465063

Airtex fuel pumps, in tank assemblies & fuel filters	TX5465064

Domestic and import fuel pumps for carburated and fuel injected systems	TX5485561

Title	Reg. No.

Airtex water pumps, fan clutches & water outlets : catalog WP-2002A.	TX5731362

Airtex fuel pumps, in-tank assemblies, and fuel filters : supplement to catalog AX02.	TX5759730

Airtex fuel pumps, in-tank assemblies and fuel filters : supplement to catalog AX02, updated August 2003.	TX5859970

Water pumps, fan clutches & water outlets : catalog WP-2004A.	TX5963579

Airtex AX05 electric and mechanical fuel pumps, in-tank assemblies and fuel strainers.	TX6254531

Airtex 2007 fuel pumps, in-tank assemblies & fuel strainers : catalog AX07.	TX6458740

1995 water pumps, parts & kits for the rebuilder : catalog WP95R.	TX4000469

AX99 Airtex fuel pumps, in-tank assemblies, and fuel filters : 1999.	TX4988692

Domestic and import fuel pumps and assemblies, fuel filters for fuel injected, carbureted systems : catalog FP95A.	TX4344309

Domestic and import fuel pumps and assemblies, fuel filters suppl : catalog FP98S, 1998.	TX4906399

WP98M master water pump, fan clutch & water outlet catalog.	TX4770145

Fuel pumps, in-tank assemblies, and fuel filters : catalog AX110A, 1996.	TX4344308

Fuel pumps, in-tank assemblies, and fuel filters : catalog AX112 1997.	TX4524842

Fuel pumps, in-tank assemblies and fuel filters : catalog AX112S, 1998.	TX4906398

Master 2007 fuel pumps, in-tank assemblies & fuel strainers catalog : FP2007.	TX6453100

Master catalog FP2005 domestic and import fuel pumps and assemblies, fuel strainers.	TX6267542

Title	Reg. No.

Master domestic and import fuel pumps & fuel filters : FP93.	TX3950292

Master domestic and import fuel pumps and assemblies, fuel filters : catalog FP97.	TX4528664

Master domestic and import fuel pumps and assemblies : fuel filters : catalog FP99.	TX4930549

Master domestic and import fuel pumps and assemblies, fuel filters for Juel injected, carbureted systems : catalog FP95.	TX4008685

Master domestic and import fuel pumps and assemblies, fuel filters : supplement to catalog FP2002.	TX5741913

Master domestic and import fuel pumps and assemblies, fuel filters : supplement to catalog FP2002, updated August 2003.	TX5856722

Master domestic and import fuel pumps, fuel filters for carbureted, fuel injected systems : catalog FP93.	TX3788011

Master domestic and import new water pumps, fan clutches, water outlets catalog : WP91.	TX2921161

Master domestic and import new water pumps, fan clutches, water outlets catalog : WP92, 1992.	TX3345795

Master domestic and import new water pumps, fan clutches, water outlets : catalog WP94, 1994.	TX3866279

Master domestic and import water pumps, fan clutches, water outlets : catalog WP96.	TX4256343

Master domestic and import water pumps, fan clutches, water outlets : ctalog WP2004M.	TX5963548

Master domestic and import water pumps, fan clutches, water outlets : WP2002M.	TX5724586

Master fuel injection cleaning system : guide to professional fuel injection cleaning.	TX3914669

Master fuel pumps, fuel filters for carbureted fuel injected systems, 1989.	TX2605629

Master M domestic and import fuel pumps, fuel filters for carbureted fuel injected systems : catalog FP92.	TX3152061

Title	Reg. No.

Master M domestic and import water pumps, fan clutches & water outlets : catalog WP2000M.	TX5271830

New water pumps, fan clutches, water outlets, repair kits, parts : Master catalog : no. WP95E.	TX4019032

Safe-Line brake parts : catalog SL91L.	TX3243251

Safe-Line brake parts : domestic and import applications : catalog SL89, 1989.	TX2554271

Safe-Line brake parts : domestic and import applications : catalog SL91, 1991.	TX3228921

Safe-Line brake parts : domestic and import applications, catalog SL94, 1994.	TX3874335

Safe-Line disc brake pads : catalog SF95.	TX3994320

Water pumps, fan clutches, water outlets, water pump repair kits & parts : catalog WP-38E, 1995.	TX4015100

PATENTS OWNED BY AIRTEX PRODUCTS, LP

U.S. Patents

Patent No.	Issue Date

5,961,293	10/5/1999

6,413,039	7/2/2002

6,830,439	12/14/2004

6,837,219	1/4/2005

7,156,080	1/2/2007

7,263,978	9/4/2007

7,406,954	8/5/2008

7,722,344	5/25/2010

U.S. Patent Applications

Application No.	Application Date

14/195306	3/3/2014

PATENTS OWNED BY CHAMPION LABORATORIES, INC.

U.S. Patents

Patent No.	Issue Date

5,772,881	6/30/1998

6,117,311	9/12/2000

6,544,412	4/8/2003

6,585,887	7/1/2003

6,645,373	11/11/2003

6,926,827	8/9/2005

7,175,761	2/13/2007

D538,883	3/20/2007

D541,373	4/24/2007

D570,675	6/10/2008

TRADEMARKS OWNED BY AIRTEX PRODUCTS, LP

U.S. Trademark Registrations

Mark	Reg. No.	Reg. Date

Airtex	1,121,382	7/3/1979

Master M & Design	1,219,040	12/7/1982

Master M - Small word Master over large M	1,333,153	4/30/1985

Master M Fuel Pump	1,351,583	7/30/1985

Miscellaneous Design Tri-Color (Design Only)	1,410,397	9/23/1986

Airtex Ultraflo	1,966,706	4/9/1996

Airtex XP	3,477,085	7/29/2008

Master M	3,529,483	11/4/2008

AIRTEX & Design	3,564,980	1/20/2009

MADE FOR THE AFTERMARKET	4,634,388	11/4/2014

TRADEMARKS OWNED BY ASC INDUSTRIES, INC.

U.S. Trademark Registrations

Mark	Reg. No.	Reg. Date

ASC	3,684,859	9/22/2009

ASC & Design	3,684,860	9/22/2009

KEEP IT COOL	4,407,379	9/24/2013

TRADEMARKS OWNED BY CHAMPION LABORATORIES, INC.

U.S. Trademark Registrations

Mark	Reg. No.	Reg. Date

ACE & Design	3,804,656	6/15/2010

ACE	4,050,420	11/1/2011

BUILT TO DO MORE	4,147,269	4/5/2011

CHAMP	963,571	7/10/1973

CHAMP	1,130,816	2/12/1980

CHAMP Stylized	808,484	5/17/1966

Discus Thrower Design	1,050,522	10/19/1976

ECORE	3,112,400	7/4/2006

EUROFILTER	4,176,321	7/17.2012

EXTREME CLEAN HD	4,818,292	9/22/2015

FLEETPAK	1,144,053	12/23/1980

IMPERIAL	2,264,534	7/27/1999

KLEENER	970,184	10/9/1973

LEE	729,180	3/27/1962

LUBERCOOL	951,645	1/30/1973

LUBER-FINER	897,773	9/1/1970

LUBER-FINER Design	1,163,433	8/4/1981

LUBER FINER & Design	4,147.270	4/5/2011

MXM & Design	3,600,762	4/7/2009

PETRO CLEAR & Design	2,257,935	6/29/1999

ROUGHNECK	3,226,590	4/10/2007

TOTALTEC	3,441,220	6/3/2008

ZGARD	3,058,056	2/7/2006

Trade Names

UCI Acquisition Holdings (No. 1) Corp

UCI Acquisition Holdings (No. 3) Corp

UCI Acquisition Holdings (No. 4) LLC

UCI International

United Components

Airtex Industries

Airtex Products

Airtex

Airtex Automotive

Airtex Automotive Division

Airtex Fuel Delivery Systems

Airtex Products

Airtex XP

Master

Master Parts

ASC Holdco

ASC

Canton Auto Import Sales

ASC Industries

Champion Laboratories

Champ

Kleener

Luberfiner

Petro Clear

UCI – Airtex Holdings

UCI Pennsylvania

ACE

TRADEMARK LICENSES OF CHAMPION LABORATORIES, INC. AS LICENSEE/SUBLICENSEE

U.S. Trademarks

Licensor Name and Address	Date of License/Sublicense	Exclusivity	Trademark(s)
Castrol Limited Wakefield House, Pipers Way, Swindon, Wiltshire, SN3 1RE, United Kingdom	October 25, 2012	No	Castrol® and Castrol logo

ExxonMobil Oil Corporation 3225 Gallows Road, Fairfax, VA 22037	February 1, 2015	No	Any “Mobil” and/or “Mobil 1” trademark owned and as updated by ExxonMobil

Imperial Oil 237 Fourth Avenue SW, Calgary, AB, Canada T2P 3M9	December 1, 2009, as amended and extended on November 30, 2014	No	Any “Mobil” and/or “Mobil 1” trademark owned or licensed and as updated by Imperial Oil

Church & Dwight Co., Inc. 500 Charles Ewing Blvd., Ewing, NJ 08628	April 3, 2013	Yes (cabin air filters for heavy duty vehicles)	ARM & HAMMER® and ARM & HAMMER and the Standard of Purity logo

Schedule 6

to the ABL Guarantee and Collateral Agreement

COMMERCIAL TORT CLAIMS

None.

ANNEX 1

to the ABL Guarantee and Collateral Agreement

ACKNOWLEDGEMENT AND CONSENT*

The undersigned hereby acknowledges receipt of a copy of the ABL Guarantee and Collateral Agreement, dated as of September 30, 2015 (the “Agreement”; capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the Agreement or the Credit Agreement referred to therein, as the case may be), made by and among UCI HOLDINGS LIMITED, a New Zealand limited liability company, UCI INTERNATIONAL, LLC, a Delaware limited liability company, and the other Granting Parties party thereto in favor of CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH, as Collateral Agent. The undersigned agrees for the benefit of the Collateral Agent, the Administrative Agent and the Lenders as follows:

The undersigned will be bound by the terms of the Agreement applicable to it as an Issuer (as defined in the Agreement) and will comply with such terms insofar as such terms are applicable to the undersigned as an Issuer.

The undersigned will notify the Collateral Agent promptly in writing of the occurrence of any of the events described in subsection 5.3.1 of the Agreement.

The terms of subsections 6.3(c) and 6.7 of the Agreement shall apply to it, mutatis mutandis, with respect to all actions that may be required of it pursuant to subsection 6.3 or 6.7 of the Agreement.

[NAME OF ISSUER]

By:
	Name:	[ ]
	Title:	[ ]

Address for Notices:

[ ]

*	This consent is necessary only with respect to any Issuer that is not also a Granting Party.

ANNEX 2

to the ABL Guarantee and Collateral Agreement

ASSUMPTION AGREEMENT

ASSUMPTION AGREEMENT, dated as of [            ,     ], 20[    ] (this “Assumption Agreement”), made by [                                        ], a [                    ] [corporation] ([each an][the] “Additional Granting Party”), in favor of CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH, as collateral agent (in such capacity, the “Collateral Agent”) for the Secured Parties. All capitalized terms not defined herein shall have the meaning ascribed to them in the ABL Guarantee and Collateral Agreement (as defined below) or, if not defined therein, in the Credit Agreement (as defined below).

W I T N E S S E T H:

WHEREAS, UCI HOLDINGS LIMITED, a New Zealand limited liability company (together with its successors and assigns, “Holdings”), UCI ACQUISITION HOLDINGS (NO. 1) CORP, a Delaware corporation, UCI INTERNATIONAL, LLC, a Delaware limited liability company (together with its successors and assigns, the “Parent Borrower”), the Subsidiary Borrowers from time to time party thereto (together with the Parent Borrower, collectively the “Borrowers” and each individually a “Borrower”), the several banks and other financial institutions from time to time party thereto (the “Lenders”), the Administrative Agent, the Collateral Agent and the other parties party thereto are parties to an ABL Credit Agreement, dated as of September 30, 2015 (as amended, supplemented, waived or otherwise modified from time to time, the “Credit Agreement”);

WHEREAS, in connection with the Credit Agreement, Holdings, the Parent Borrower and certain Domestic Subsidiaries of Holdings are, or are to become, parties to the ABL Guarantee and Collateral Agreement, dated as of September 30, 2015 (as amended, supplemented, waived or otherwise modified from time to time, the “ABL Guarantee and Collateral Agreement”), in favor of the Collateral Agent, for the benefit of the Secured Parties;

WHEREAS, [the][each] Additional Granting Party is a member of an affiliated group of companies that includes the Parent Borrower and each other Granting Party; and the Parent Borrower and the other Granting Parties (including such Additional Granting Party) are engaged in related businesses, and each such Granting Party (including [each] such Additional Granting Party) will derive substantial direct and indirect benefit from the making of the extensions of credit under the Credit Agreement;

WHEREAS, the Credit Agreement requires [the] [each] Additional Granting Party to become a party to the ABL Guarantee and Collateral Agreement; and

WHEREAS, [the][each] Additional Granting Party has agreed to execute and deliver this Assumption Agreement in order to become a party to the ABL Guarantee and Collateral Agreement;

NOW, THEREFORE, IT IS AGREED:

1. Guarantee and Collateral Agreement. By executing and delivering this Assumption Agreement, [the][each] Additional Granting Party, as provided in subsection 9.15 of the ABL

Annex 2

Guarantee and Collateral Agreement, hereby becomes a party to the ABL Guarantee and Collateral Agreement as a Granting Party thereunder with the same force and effect as if originally named therein as a Granting Party and a [Guarantor] [, Grantor and Pledgor] [and Grantor] [and Pledgor]2 and, without limiting the generality of the foregoing, hereby expressly assumes all obligations and liabilities of a Granting Party and a [Guarantor] [, Grantor and Pledgor] [and Grantor] [and Pledgor]3 thereunder. The information set forth in Annex 1-A hereto is hereby added to the information set forth in Schedules [                    ] to the ABL Guarantee and Collateral Agreement, and such Schedules are hereby amended and modified to include such information. [The][Each] Additional Granting Party hereby represents and warrants that each of the representations and warranties of such Additional Granting Party, in its capacities as a Granting Party and a Guarantor] [, Grantor and Pledgor] [and Grantor] [and Pledgor],4 contained in Section 4 of the ABL Guarantee and Collateral Agreement is true and correct in all material respects on and as the date hereof (after giving effect to this Assumption Agreement) as if made on and as of such date. Each Additional Granting Party hereby grants, as and to the same extent as provided in the ABL Guarantee and Collateral Agreement, to the Collateral Agent, for the benefit of the Secured Parties, a continuing security interest in the [Collateral (as such term is defined in subsection 3.1 of the ABL Guarantee and Collateral Agreement) of such Additional Granting Party] [and] [the Pledged Collateral (as such term is defined in the ABL Guarantee and Collateral Agreement) of such Additional Granting Party, except as provided in subsection 3.3 of the ABL Guarantee and Collateral Agreement].

2. GOVERNING LAW. THIS ASSUMPTION AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER AND ANY CLAIM OR CONTROVERSY RELATING HERETO SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

[Remainder of page intentionally left blank]

[2]	Indicate the capacities in which the Additional Granting Party is becoming a Grantor.
[3]	Indicate the capacities in which the Additional Granting Party is becoming a Grantor.
[4]	Indicate the capacities in which the Additional Granting Party is becoming a Grantor.

Annex 2

IN WITNESS WHEREOF, the undersigned has caused this Assumption Agreement to be duly executed and delivered as of the date first above written.

[ADDITIONAL GRANTING PARTY]

By:
Name:
Title:

Acknowledged and Agreed to as of the date hereof by:

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH, as Collateral Agent,

By:
Name:
Title:

By:
Name:
Title:

ANNEX 3

to the ABL Guarantee and Collateral Agreement

SUPPLEMENTAL AGREEMENT

SUPPLEMENTAL AGREEMENT, dated as of [                 ], 20[    ] (this “Supplemental Agreement”), made by [                                        ], a [                    ] corporation (the “Additional Pledgor”), in favor of CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH, as collateral agent (in such capacity, the “Collateral Agent”) for the Secured Parties. All capitalized terms not defined herein shall have the meaning ascribed to them in the ABL Guarantee and Collateral Agreement (as defined below), or if not defined therein, in the Credit Agreement (as defined below).

W I T N E S S E T H :

WHEREAS, UCI HOLDINGS LIMITED, a New Zealand limited liability company (together with its successors and assigns, “Holdings”), UCI ACQUISITION HOLDINGS (NO. 1) CORP, a Delaware corporation, UCI INTERNATIONAL, LLC, a Delaware limited liability company (together with its successors and assigns, the “Parent Borrower”), the Subsidiary Borrowers from time to time party thereto (together with the Parent Borrower, collectively the “Borrowers” and each individually a “Borrower”), the several banks and other financial institutions from time to time party thereto (the “Lenders”), the Administrative Agent, the Collateral Agent and the other parties party thereto are parties to an ABL Credit Agreement, dated as of September 30, 2015 (as amended, supplemented, waived or otherwise modified from time to time, the “Credit Agreement”);

WHEREAS, in connection with the Credit Agreement, Holdings, the Parent Borrower and certain Domestic Subsidiaries of Holdings are, or are to become, parties to the ABL Guarantee and Collateral Agreement, dated as of September 30, 2015 (as amended, supplemented, waived or otherwise modified from time to time, the “ABL Guarantee and Collateral Agreement”), in favor of the Collateral Agent, for the benefit of the Secured Parties;

WHEREAS, the Credit Agreement requires the Additional Pledgor to become a Pledgor under the ABL Guarantee and Collateral Agreement with respect to Capital Stock of certain new Subsidiaries of the Additional Pledgor; and

WHEREAS, the Additional Pledgor has agreed to execute and deliver this Supplemental Agreement in order to become such a Pledgor under the ABL Guarantee and Collateral Agreement;

NOW, THEREFORE, IT IS AGREED:

1. Guarantee and Collateral Agreement. By executing and delivering this Supplemental Agreement, the Additional Pledgor, as provided in subsection 9.15 of the ABL Guarantee and Collateral Agreement, hereby becomes a Pledgor under the ABL Guarantee and Collateral Agreement with respect to the shares of Capital Stock of the Subsidiary of the Additional Pledgor listed in Annex 1 hereto and will be bound by all terms, conditions and duties applicable to a Pledgor under the ABL Guarantee and Collateral Agreement, as a Pledgor thereunder. The information set forth in Annex 1 hereto is hereby added to the information set forth in Schedule 2 to the ABL Guarantee and Collateral Agreement, and such Schedule 2 is hereby amended and

Annex 3

modified to include such information. The Additional Pledgor, in its capacity as a Pledgor, hereby represents and warrants that each of the representations and warranties of such Additional Pledgor contained in subsection 4.3 of the ABL Guarantee and Collateral Agreement is true and correct in all material respects on and as the date hereof (after giving effect to this Supplemental Agreement) as if made on and as of such date. The Additional Pledgor, in its capacity as a Pledgor, hereby undertakes each of the covenants contained in subsection 5.3 of the ABL Guarantee and Collateral Agreement. The Additional Pledgor hereby grants, as and to the same extent as provided in the ABL Guarantee and Collateral Agreement, to the Collateral Agent, for the benefit of the Secured Parties, a continuing security interest in all of the Pledged Collateral of such Additional Pledgor now owned or at any time hereafter acquired by such Pledgor, and any Proceeds thereof, except as provided in subsection 3.3 of the ABL Guarantee and Collateral Agreement. The Additional Pledgor represents and warrants to the Collateral Agent and the other Secured Parties that this Supplemental Agreement has been duly authorized, executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms.

2. GOVERNING LAW. THIS SUPPLEMENTAL AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER AND ANY CLAIM OR CONTROVERSY RELATING HERETO SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

[Remainder of page intentionally left blank]

Annex 3

IN WITNESS WHEREOF, the undersigned has caused this Supplemental Agreement to be duly executed and delivered as of the date first above written.

[ADDITIONAL PLEDGOR]

By:
Name:
Title:

Acknowledged and Agreed to as of the date hereof by:

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH, as Collateral Agent,

By:
Name:
Title:

By:
Name:
Title: